Form 10KSB, Exhibit 13
period 1996-09-29
WPI GROUP INC
filed 1996-12-20
CIK 881771

Exhibit 13


CORPORATE INFORMATION

CORPORATE OFFICERS
------------------

Michael Foster                                  Dennis M. Deegan
Chairman, and Chief Executive Officer           President and
                                                Chief Operating Officer

Dr. John K. Allen                               Karen S. Hebert
Vice President, Power Solutions Group           Vice President, Human Resources

Timothy G. Jones                                Michael B. Tule
Vice President, Information Solutions Group     Vice President, Secretary and
                                                General Counsel


POWER SOLUTIONS GROUP
---------------------

WPI ELECTRONICS, INC.                     WPI MAGNETEC, INC.
WARNER, NH                                WARNER, NH

John  W. Stewart III                      David C. Lincoln
President                                 President

WPI POWER SYSTEMS, INC.
WARNER, NH

David J. Edwards
President



INFORMATION SOLUTIONS GROUP
---------------------------

WPI DECISIONKEY, INC.                     WPI TERMIFLEX/MICRO PALM, INC.
MERRIMACK, NH                             MERRIMACK, NH

Bradford S.  Wild                         Velton S. Casler
President                                 President

WPI MICRO PROCESSOR SYSTEMS, INC.         WPI OYSTER TERMINALS, LTD.
STERLING HEIGHTS, MI                      NEWPORT, GWENT, U.K.

Dr. Andrew R. Reading                     Doug Watkins
President                                 Managing Director

BOARD OF DIRECTORS
------------------

Michael  Foster
Chairman and Chief Executive Officer
WPI Group, Inc.

Dennis M. Deegan
President and Chief Operating Officer
WPI Group, Inc.

Peter D. Danforth
General Partner
Kearsarge Ventures, Ltd.

Paul G. Giovacchini
Senior Investment Manager
Signal Capital Corporation

Irving Gutin
Senior Vice President
Tyco International, Ltd.

Robert C. McCray
President
Valvcon Corporation

Bernard H. Tenenbaum
Vice President
Russ Berrie & Co.

AUDITORS
--------

Arthur Andersen, LLP
One International Place
Boston, MA 02110

CORPORATE COUNSEL
-----------------

Michael B. Tule
Vice President, General Counsel
WPI Group, Inc.
1155 Elm Street
Manchester, NH 03101

SHAREHOLDER INFORMATION


TRANSFER AGENT AND REGISTRAR
----------------------------

Boston Equiserve
150 Royall Street
Canton, Massachusetts 02021
Telephone: (617) 575-2000

INVESTOR RELATIONS CONTACT
--------------------------

Michele M. Normandin
Investor Relations
WPI Group, Inc.
1155 Elm Street
Manchester, NH 03101
Telephone: (603) 627-3500


FORM 10-KSB
-----------

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-KSB, exclusive of Exhibits, is available without charge upon written request to Michele Normandin, Investor Relations, WPI Group, Inc., 1155 Elm Street, Manchester, New Hampshire 03101, Telephone (603) 627-3500
FAX  (603) 627-3150

ANNUAL MEETING
--------------

The 1997 Annual Meeting of Shareholders is scheduled for February 12, 1997 at 10:00 a.m. at the WPI Group, Inc. Corporate Headquarters, 1155 Elm Street, Manchester, NH 03101.

STOCK PROFILE AND ACTIVITY

The Company's common stock is traded on the NASDAQ National Market System under the symbol WPIC. Set forth below for each quarter of its last 2 fiscal years indicated are the high and low sale prices for WPI Group, Inc. common stock.

                        1996                1995
Fiscal Quarter     High       Low      High       Low
---------------------------------------------------------

First             $ 4 1/8     $2 1/2   $3 1/8    $2 1/8
Second            $ 7 1/8     $3 5/8   $3        $2 15/32
Third             $13 3/8     $7 1/4   $2 7/8    $2 1/8
Fourth            $10 5/8     $6       $3 3/8    $2 3/8
---------------------------------------------------------


The number of shareholders of record on December 5, 1996 was approximately 2,800. No dividends have been paid on the common stock to date, and the Company does not expect to pay cash dividends in the foreseeable future.

                        WPI GROUP, INC. AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This review should be read in conjunction with the financial statements and related notes beginning on page 9 of this annual report.

RESULTS OF OPERATIONS

Net sales increased 84% to $47.5 million in 1996 from $25.9 million in 1995. The increase was due primarily to internal growth in our targeted markets and the acquisitions of Micro Processor Systems, Inc. and Oyster Terminals, Ltd.

Gross profit in 1996 increased 81% to $17.9 million from $9.9 million in 1995. As a percentage of sales, gross profit remained constant compared to 1995, at 38%. Total gross profit increased due to the increase in revenues discussed above.

Research and new product development expenses increased 95% to $2.9 million in 1996 from $1.5 million in 1995. The increase was due primarily to the acquisitions discussed above and additions to engineering staff for new products that support internal growth.

Selling, general and administrative expenses increased 63% to $10.8 million in 1996 compared to $6.6 million in 1995. During 1996, selling, general and administrative expenses decreased to 23% of sales from 26% of sales in 1995. The decrease was due to improved cost control and efficiency in servicing our target markets, and a favorable impact from the acquisitions described above.

Operating income increased 134% to $4.2 million compared to $1.8 million in 1995. The increase was due to increased sales, stable gross profits and the changes in operating expenses discussed above.

Income before provision for income tax more than doubled in 1996 to $3.7 million compared to $1.8 million in 1995. As a percentage of net sales, income before provision for income taxes increased from 7% of sales in 1995 to 8% of sales in 1996.

The Company's combined federal and state income tax rates, as a percentage of pre-tax income, were 33% and 34% for 1996 and 1995, respectively. The decrease in 1996 reflects increased DISC benefits resulting from international sales.

On December 29, 1995, the Company had a fire at its Warner facility. The Company continued operations from temporary quarters and, on March 1, 1996, employees returned to a new facility. As of September 29, 1996, the Company has recorded a gain related to insurance recoveries, which is included in other income, net. In addition to the insurance recoveries related to the property damage and related expenses, including those associated with expedited construction under winter conditions, the Company has been reimbursed by its insurance carrier for business interruption costs that have been offset in cost of sales.

LIQUIDITY AND CAPITAL RESOURCES

At September 29, 1996, the Company had working capital of $12.2 million versus $6.6 million at September 24, 1995. Net cash provided from operating activities totaled $2.2 million in 1996 and $1.6 million in 1995.

As of September 29, 1996, the Company had no material commitments for capital expenditures.

The Company has a $30 million revolving credit agreement with a bank which expires on March 31, 1998. At September 29, 1996, the Company had $18.7 million of borrowing outstanding.

The Company believes that its existing sources of liquidity and anticipated cash flow from operations will satisfy the Company's working capital and capital expenditure requirements for the foreseeable future.

INFLATION

The Company does not believe that inflation has had a significant impact on its results of operations in the last two years.

                        WPI GROUP, INC. AND SUBSIDIARIES


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




TO WPI GROUP, INC.:

We have audited the accompanying consolidated balance sheets of WPI Group, Inc. (a New Hampshire corporation) and subsidiaries as of September 29, 1996 and September 24, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WPI Group, Inc. and subsidiaries as of September 29, 1996 and September 24, 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.





Arthur Andersen LLP


Boston, Massachusetts
November 18, 1996

                       WPI GROUP, INC. AND SUBSIDIARIES

                                             CONSOLIDATED BALANCE SHEETS

September 29,1996 and September 24, 1995                                             1996              1995
-----------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
  Cash and cash equivalents                                                   $   206,829       $    29,664
  Accounts receivable-net of allowance for doubtful
     accounts of $244,300 and $217,000 in 1996 and 1995, respectively          10,881,315         4,490,477
  Accounts receivable-other                                                     1,618,873           146,145
  Inventories                                                                   7,068,496         3,748,601
  Prepaid expenses and other current assets                                       230,509           118,607
  Prepaid income taxes                                                          1,103,840           505,000
  Refundable income taxes                                                         547,750           101,093
-----------------------------------------------------------------------------------------------------------
    Total current assets                                                       21,657,612         9,139,587
-----------------------------------------------------------------------------------------------------------

Property, Plant and Equipment at cost less accumulated depreciation             9,447,758         6,857,475
Other Assets                                                                   19,569,574         6,383,275
-----------------------------------------------------------------------------------------------------------

                                                                              $50,674,944       $22,380,337
===========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

  Accounts payable                                                            $ 4,265,217       $ 1,484,470
  Accrued expenses                                                              3,464,164         1,029,424
  Accrued income taxes                                                          1,772,630                --
-----------------------------------------------------------------------------------------------------------

    Total current liabilities                                                   9,502,011         2,513,894
-----------------------------------------------------------------------------------------------------------

Note Payable to Bank                                                           18,650,000         1,123,308
Non-compete Agreement Payable                                                      20,000            65,000
Deferred Income Taxes                                                           1,954,287         1,367,000
-----------------------------------------------------------------------------------------------------------

Commitments

Stockholders' Equity

   Common stock, $.01 par value; authorized 20,000,000
      shares in 1996; issued and outstanding 5,947,922 and 5,687,850
      shares in 1996 and 1995, respectively                                        59,479            56,878
   Additional paid-in capital                                                  13,658,604        12,959,646
   Retained earnings                                                            6,815,801         4,294,611
  Cumulative foreign currency translation adjustments                              14,762                --
-----------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                20,548,646        17,311,135
-----------------------------------------------------------------------------------------------------------

                                                                              $50,674,944       $22,380,337
===========================================================================================================


See notes to consolidated financial statements.

                        WPI GROUP, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

For the years ended September 29, 1996 and September 24, 1995
-------------------------------------------------------------------------------------

                                                        1996                 1995
-------------------------------------------------------------------------------------
Net Sales                                            $47,498,058          $25,855,790
Cost of Sales                                         29,580,058           15,959,216
-------------------------------------------------------------------------------------

Gross Profit                                          17,918,000            9,896,574
-------------------------------------------------------------------------------------

Operating Expenses:
  Research and new product development                 2,939,984            1,508,942
  Selling, general and administration                 10,783,030            6,597,060
-------------------------------------------------------------------------------------

     Total operating expenses                         13,723,014            8,106,002
-------------------------------------------------------------------------------------

Operating Income                                       4,194,986            1,790,572

Other Income (Expense):
  Interest income                                         18,377               22,386
  Interest expense                                      (694,370)            (129,981)
  Other, net                                             229,197               72,141
-------------------------------------------------------------------------------------

Income Before Provision for Income Taxes               3,748,190            1,755,118
Provision for Income Taxes                             1,227,000              600,000
-------------------------------------------------------------------------------------

Net Income                                             2,521,190            1,155,118
=====================================================================================

Net Income Per Share                                 $      0.42          $      0.20
=====================================================================================

Weighted Average Common Shares and
  Common Equivalent Shares Outstanding                 6,001,438            5,822,906
=====================================================================================


See notes to consolidated financial statements.

                       WPI GROUP, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended September 29, 1996 and September 24, 1995
---------------------------------------------------------------------------------------------------------------------------------

                                                           Common Stock
                                                         $.01 Par Value        Additional                 Foreign
                                                      --------------------      Paid-in       Retained    Currency
                                                       Shares      Amount       Capital       Earnings   Translation     Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE
    SEPTEMBER 25, 1994                                5,775,641    $57,757    $13,258,053    $3,139,493    $    --    $16,455,303

Employee stock purchase plan                              2,130         21          5,194            --         --          5,215
Stock bonus plan                                          3,170         32          9,204            --         --          9,236
Exercise of stock options                                27,538        275         61,358            --         --         61,633
Repurchase and retirement of common stock              (120,629)    (1,207)      (374,163)           --         --       (375,370)
Net income                                                   --         --             --     1,155,118                 1,155,118
---------------------------------------------------------------------------------------------------------------------------------

BALANCE
    SEPTEMBER 24, 1995                                5,687,850    $56,878    $12,959,646    $4,294,611    $    --    $17,311,135

Employee stock purchase plan                              4,085         41         25,416            --         --         25,457
Stock bonus plan                                          5,170         52         19,074            --         --         19,126
Exercise of stock options and warrants                  250,817      2,508        496,468            --         --        498,976
Income tax benefit from stock options exercised              --         --        158,000            --         --        158,000
Foreign currency translation                                 --         --             --            --     14,762         14,762
Net income                                                   --         --             --     2,521,190         --      2,521,190
---------------------------------------------------------------------------------------------------------------------------------
BALANCE
    SEPTEMBER 29, 1996                                5,947,922    $59,479    $13,658,604    $6,815,801    $14,762    $20,548,646
=================================================================================================================================


See notes to consolidated financial statements.

                                WPI GROUP, INC. AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 29, 1996 and September 24, 1995
----------------------------------------------------------------------------------------------
                                                                      1996            1995
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                    $  2,521,190      $ 1,155,118
----------------------------------------------------------------------------------------------
     Adjustments to reconcile net income to net cash
     provided by operating activities:
        Depreciation and amortization                               1,986,612        1,285,463
        Deferred income taxes                                         569,613          620,000
        Non-cash compensation                                          19,126            9,236
     Changes in current assets and liabilities, net of
     effects of acquisitions:
       Accounts receivable                                         (3,888,310)        (674,217)
       Accounts receivable-other                                   (1,464,498)         (85,468)
       Inventories                                                    178,270         (644,615)
       Prepaid expenses and other current assets                       32,267          (40,196)
       Prepaid income taxes                                           (55,115)         202,680
       Refundable income taxes                                       (446,657)          42,907
       Accounts payable                                             1,280,236          193,084
       Accrued expenses                                               850,561         (411,619)
       Accrued income taxes                                           569,033          (52,502)
----------------------------------------------------------------------------------------------

         Total adjustments                                           (368,862)         444,753
----------------------------------------------------------------------------------------------

         Net cash provided by operating activities                  2,152,328        1,599,871
----------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in notes payable to bank                               15,607,225        1,123,308
   Decrease in long-term liabilities                               (3,190,000)              --
   Repurchase of common stock                                              --         (375,370)
  Proceeds from exercise of stock options                             498,976           61,633
   Issuance of common stock                                            25,457            5,215
   Payments on notes payable                                               --         (833,054)
  Tax benefit on exercise of non-statutory options                    158,000               --
----------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities       13,099,658          (18,268)
----------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property, plant and equipment                      (2,332,051)        (855,912)
   Additions to other assets                                         (671,025)        (623,453)
   Acquisitions, net of cash acquired                             (10,994,215)              --
   Payments of  accrued acquisition costs                          (1,092,292)        (717,500)
----------------------------------------------------------------------------------------------
        Net cash used in investing activities                     (15,089,583)      (2,196,865)
----------------------------------------------------------------------------------------------

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH                         14,762               --
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                       177,165         (615,262)
CASH AND EQUIVALENTS, BEGINNING OF YEAR                                29,664          644,926
----------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR                                $    206,829      $    29,664
==============================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
   Income taxes paid (refunded)                                       439,081          (38,941)
   Interest paid                                                      688,585          117,533
----------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING ACTIVITIES:

      Summary of entities acquired:

       Fair value of assets acquired                             $ 21,858,037               --
       Cash paid                                                  (11,475,317)              --
                                                                 -----------------------------
       Liabilities assumed                                       $ 10,382,720               --
                                                                 =============================


See notes to  consolidated financial statements

                        WPI GROUP, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 29, 1996


1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    -------------------------------------------------------

BUSINESS - WPI Group, Inc. (the Company) designs, manufactures and markets electronic ballasts, transformers and complete power systems, electro-mechanical linear actuators, rugged hand-held programmable terminals and computers, diagnostic information systems for the transportation industry and decision support software. During 1996, the Company organized its divisions and subsidiaries into two groups; POWER SOLUTIONS with WPI Electronics, WPI Magnetec and WPI Power Systems - all providers of solutions that deal with the application of power; and INFORMATION SOLUTIONS with WPI Termiflex/Micro Palm, WPI Oyster Terminals, WPI Micro Processor Systems (MPSI) and WPI DecisionKey - providers of computers, terminals, software and information-related services.

BASIS OF CONSOLIDATION - The consolidated financial statements as of September 29, 1996 and September 24, 1995 include the Company and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated.

FISCAL YEAR-END - The company operates on a 52- to 53-week fiscal year ending on the last Sunday in September.

REVENUE RECOGNITION - Sales are recorded when products are shipped or when services are performed. The Company provides for estimated warranty costs at the time of shipment. Arrangements to deliver software or software systems which require significant production, modification or customization are accounted for on a percent completed basis. Revenue is recognized in the proportion that the cost of milestones achieved bear to the total estimated costs of the project at completion. Losses, if any, are provided for in the period in which the loss is determined.

MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management is not aware of any specific concentrations that could cause a severe impact to its operations.

CASH AND CASH EQUIVALENTS - For the purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts reported on the balance sheet for cash, receivables, accrued expenses and debt approximate fair value.

INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out method) or market and include materials, labor and manufacturing overhead.

      Inventories consist of:
                                    1996         1995
                                 ----------   ----------

             Raw materials       $4,360,602   $2,703,790
             Work in process      1,986,821      828,769
             Finished goods         721,073      216,042
                                 ==========   ==========
                                 $7,068,496   $3,748,601
                                 ==========   ==========

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred whereas major betterments are capitalized as additions to property, plant and equipment. The provision for depreciation and amortization has been calculated using the straight-line method over the assets estimated useful lives ranging from 3 to 39 years.

      Property, plant and equipment consist of:

                                                     1996            1995
                                                 -----------      -----------
          Construction in progress               $    96,432      $    56,333
          Land and land improvements                 439,336          412,056
          Buildings and improvements               4,421,935        4,026,466
          Machinery and equipment                  3,450,652        2,468,849
          Tooling and dies                         1,031,328          522,035
          Office equipment                         1,602,309        1,229,442
          Equipment under capital leases               9,740           37,374
                                                 -----------      -----------
                                                  11,051,732        8,752,555
          Less: accumulated depreciation          (1,603,974)      (1,895,080)
                                                 -----------      -----------
                                                 $ 9,447,758      $ 6,857,475
                                                 ===========      ===========


GOODWILL - The excess of the purchase price over the fair value of net assets acquired in an acquisition (goodwill) is included in other assets in the accompanying consolidated balance sheets and is being amortized over 5 to 25 years on a straight-line basis. The Company periodically evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected undiscounted net cash flows of the related business unit. The purchase accounting is subject to future refinement: the impact of which would be adjusted to goodwill. Goodwill (net of accumulated amortization) was approximately $17,629,000 and $5,172,000 at the end of 1996 and 1995.
Amortization of goodwill amounted to approximately $759,000 and $193,000 for 1996 and 1995, respectively.

DEFERRED PRODUCT ENHANCEMENT COSTS - Deferred product enhancement costs represent incremental direct costs specifically identified with the adaptation and enhancement of existing commercial products to meet the needs of specifically identified customers. Such costs are amortized on a straight-line basis over the estimated economic useful lives of the related products which presently do not exceed five years. Periodically the Company evaluates each product on a number of factors, including customer projections of ongoing business, including projected units for the following year when available and includes our customers' evaluation of the state of the technology and estimated stage of the life cycle of the product. The Company also reviews sales during the previous year and the future gross margin analysis projections of the product. The amortization of these costs are included in cost of sales in the accompanying consolidated statements of income. The table set forth below details the costs and accumulated amortization for deferred product enhancement costs:


                                                1996              1995
                                             ----------        ----------
   Deferred product enhancement costs        $2,452,682        $1,633,339
   Less: accumulated amortization              (860,240)         (675,385)
                                             ----------        ----------
                                             $1,592,442        $  957,954

SOFTWARE DEVELOPMENT COSTS - Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is ready for release. Research and development costs incurred prior to the establishment of technological feasibility are charged to development expense. Development costs associated with product enchancements that extend the life of the original product or significantly improve the marketability of the original product are also capitalized upon technological feasibility. Amortization of capitalized software development costs begins when the product is available for release to customers. Amortization is provided on a product-by-product basis, using the straight-line method over the economic life of the product, initially estimated at two years. The Company capitalized approximately $132,000 of software development costs in 1996. Amortization of these costs begins in 1997.

NET INCOME PER SHARE - Net income per share data are computed using the weighted average number of shares of common and common equivalent shares outstanding, during the year. Common equivalent shares reflect stock options and warrants which have been included in the computation using the treasury stock method only when their effects are dilutive.

FOREIGN CURRENCY TRANSLATION - Assets and liabilities of the Company's foreign operation are translated at year-end exchange rates. Net sales and expenses are translated at the average rates prevailing during the year. Balance sheet translation gains and losses are reflected as a separate component of stockholders' equity. Foreign currency gains and losses arising from transactions are reflected in net income.

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with current presentation.


2.  OTHER ASSETS
    ------------

    Other assets consist of:


                                               1996               1995
                                           -----------        -----------
         Goodwill                          $18,387,820        $ 5,404,635
         Deferred product enhancement cost   2,452,682          1,633,339
         Non-compete agreement                 275,000            275,000
         Software development costs            131,592                 --
         Other                                 128,322             81,832
                                           -----------        -----------
                                            21,375,416          7,394,806
         Less: accumulated amortization     (1,805,842)        (1,011,531)
                                           -----------        -----------
                                           $19,569,574        $ 6,383,275
                                           ===========        ===========


3.  NOTES PAYABLE
    -------------

      On October 24, 1995, the Company terminated its existing line of credit and obtained a $15,000,000 unsecured revolving line of credit agreement with another bank. This agreement was amended on March 20, 1996 and July 12, 1996 to increase the total line of credit to $20,000,000 and $30,000,000 respectively. The agreement expires on March 31, 1998, at which time all borrowings under the agreement are due and payable. Interest is payable monthly at the prime rate or at the Company's option, the Eurodollar-based rate, as defined. The Company is required to pay an annual commitment fee equal to 0.2% of the unused line. The agreement also requires the Company to maintain minimum levels of net worth, capitalization ratios and earnings, as defined. The agreement limits the Company's ability to incur additional indebtedness and pay dividends and limits capital expenditures to $1,500,000 annually. Proceeds from this line were used to repay the outstanding borrowing under its previous line of credit agreement.


4.  ACCRUED EXPENSES
    ----------------

      Accrued expenses consist of:

                                                          1996           1995
                                                       ----------     ----------
          Payroll and related amounts                  $  851,899     $  428,300
          Warranty                                        447,650        181,003
          Acquisition related                             622,763         41,556
          Deferred revenue                              1,084,896        172,322
          Other                                           406,633        151,243
          Current portion of non-compete agreement         50,323         55,000
                                                       ----------     ----------
                                                       $3,464,164     $1,029,424
                                                       ==========     ==========


5. INCOME TAXES
   ------------

The components of federal and state income taxes are as follows:

                                                     1996            1995
                                                  ----------       --------
          Current:
            Federal                               $  900,000       $(45,000)
            State                                    156,000         25,000
            Foreign                                  124,000             --
                                                  ----------       --------
                                                   1,180,000        (20,000)
                                                  ----------       --------
          Deferred:
            Federal                                   41,000        511,000
            State                                      6,000        109,000
            Foreign                                       --             --
                                                  ----------       --------
                                                      47,000        620,000
                                                  ----------       --------

                                                  $1,227,000       $600,000
                                                  ==========       ========


A reconciliation of income taxes at the federal statutory rate of 34% to income taxes at the Company's effective tax rate is as follows:

                                                     1996           1995
                                                 -----------      ---------
          Income tax at 34% of income before
           provision for income taxes            $ 1,274,000      $ 597,000
          State income tax (net of effect
           of federal tax)                           173,000         88,000
          DISC Benefit                              (289,000)      (122,000)
          Goodwill Amortization                       88,000         49,000
          Alternative minimum tax credit             (72,000)            --
          Other                                       53,000        (12,000)
                                                 -----------      ---------

          Total provision for income taxes       $ 1,227,000      $ 600,000
                                                 ===========      =========


The approximate income tax effect of temporary differences comprising the deferred tax assets and liabilities are as follows:

                                                     1996           1995
                                                  ----------     ----------
         Prepaid
            Inventory related                     $  600,000      $ 177,000
            Bad debt reserve                          82,000         84,000
            Warranty reserve                         175,000         70,000
            Alternative minimum tax                  101,000        100,000
            Payroll related                           74,000         74,000
            Other                                     72,000             --
                                                  ----------     ----------
                                                  $1,104,000      $ 505,000
                                                  ==========      =========
          Deferred
            Tax in excess of book depreciation    $  606,000     $  588,000
            DISC deferral                            280,000        280,000
            Goodwill                                 550,000        414,000
            Deferred enhancement costs               472,000        113,000
            Other                                     46,000        (28,000)
                                                  ----------     ----------
                                                  $1,954,000     $1,367,000
                                                  ==========     ==========

A portion of the Company's goodwill is deductible over a shorter tax life, resulting in a deferred tax liability.

The Company's subsidiary, WPI Micro Palm, Inc., which was acquired on September 23, 1994, had net operating loss carryforwards of approximately $2,874,000, the utilization of which is limited to approximately $126,000 annually as a result of the acquisition. The Company has not recorded any deferred tax assets for these net operating loss carryforwards because their future utilization is uncertain. The realization of these net operating loss carryforwards are accounted for as a reduction of goodwill.

6.  COMMON STOCK
    ------------

A) OPTION AND WARRANT PLANS

The Company has option plans for selected officers and key employees. Under these plans, options may be granted at prices equal to at least the fair market value at the date of grant. Options granted under the 1995 Stock Option Plan are exercisable commencing on February 6, 1996 and ending on the expiration or termination of the option as specified in the underlying option agreement. The options automatically expire upon termination of employment with the Company.

All other options are exercisable or expired.

A summary of the option activity is as follows:

                                  Shares Under Option      Price Per Share
                                  -------------------      ---------------
        Balance, September 25, 1994     300,780              $ 1.30-3.25
          Exercised                     (44,130)               1.82-2.41
          Terminated                    (58,800)               1.82-3.25
          Granted                       167,550                2.50-6.00
                                       --------              -----------
        Balance, September 24, 1995     365,400              $ 1.30-6.00
          Exercised                    (218,017)               1.30-3.25
          Terminated                    (22,167)               2.75-2.88
          Granted                       189,730               2.88-10.00
                                       --------              -----------
        Balance, September 29, 1996     314,946              $2.00-10.00
                                       ========              ===========


WPI Micro Palm Warrants
------------------------

On September 23, 1994 in connection with the Micro Palm acquisition, the Company issued warrants to purchase 32,800 shares of the Company's common stock at an exercise price of $2.00 per share. As of September 29, 1996, all warrants have been exercised.

B) COMMON STOCK REPURCHASE PROGRAM

On June 6, 1995 the Board of Directors authorized the Company to repurchase an additional 200,000 shares of its common stock, bringing the total shares authorized to be repurchased to 400,000. In fiscal year 1995 the Company repurchased and retired 120,600 shares of its common stock.

7.  EMPLOYEE BENEFITS
    -----------------

A) POST RETIREMENT BENEFITS

The Company has no obligation for post-retirement benefits.

B) WPI EMPLOYEE STOCK PURCHASE PLAN

The Company's Employee Stock Purchase Plan (Purchase Plan) was adopted by the Board of Directors on May 7, 1992. The Purchase Plan is a qualified stock purchase plan under the Internal Revenue Code covering all employees of the

Company, who are neither executive officers of the Company, participants in the Company's Executive Stock Plan, nor owners of (or who would become owners of)
5% of the Company's stock. Eligible employees can purchase shares on a quarterly basis on December 15, March 15, June 15 and September 15.The minimum purchase amount is 10 shares per quarter to a maximum of 400 shares per year. The purchase price of the shares is 93% of the average of the closing prices of the common stock during the period of 5 trading days ending on the purchase date. An aggregate of 40,000 shares were reserved for issuance under the Purchase Plan. At September 29, 1996, a cumulative total of 12,844 shares had been purchased under the Purchase Plan.

C) WPI STOCK BONUS AWARD PLAN

The Company's Stock Bonus Award Plan (Bonus Plan) was adopted by the Board of Directors on May 7, 1992. Employees of the Company who are neither executive officers of the Company, nor participants in the Company's Executive Stock Plan are eligible to participate in the Bonus Plan. The Bonus Plan allows for the award of shares of the Company's common stock. Awards under the Bonus Plan are made at the discretion of the Chief Executive Officer to employees who have demonstrated outstanding performance and commitment in their employment with the Company. On August 8, 1995, the aggregate shares reserved for issuance under the Bonus Plan increased from 10,000 to 30,000 shares. At September 29, 1996, a cumulative total of 14,070 shares had been awarded under the Bonus Plan. The compensation expense related to these awards is not significant.

D) WPI 401k PLAN

In 1990, the Company established a Profit-Sharing 401(k) Plan for the benefit of eligible employees whereby the Company matches a portion of the employees' contributions to the plan. The Company currently matches 50% of the first 4% of employees= contributions. The Company's expense relating to this plan amounted to approximately $150,000 and $109,000 for the years ended September 29, 1996 and September 24, 1995, respectively.

8. SIGNIFICANT CUSTOMERS
   ---------------------

The Company markets its products to customers in diversified industries in the United States and Europe. For the year ended September 29, 1996, two customers accounted for 11% and 10%, respectively, of total Company sales. For the year ended September 24, 1995, one of these customers accounted for 12% of total Company sales.

9. ACQUISITIONS
   ------------

On November 10, 1995 the Company acquired all the outstanding capital stock of Micro Processor Systems, Inc. (MPSI) and its subsidiary. MPSI is a developer and marketer of electronic test and diagnostic hardware and software for heavy- and light-duty vehicles. The purchase price was $1 in cash plus assumption of liabilities and expenses totaling $7.6 million. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in $3.1 million of goodwill acquired, which is being amortized on a straight-line basis primarily over 15 years.

On July 16, 1996, a subsidiary of the Company acquired all the outstanding capital stock of Oyster Terminals, Ltd., a manufacturer of hand-held programmable terminals. The purchase price consisted of $11.5 million in cash plus assumed liabilities and expenses totaling $2.7 million. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in $10.3 million of goodwill acquired, which is being amortized on a straight-line basis over 25 years.

The following summarized, unaudited pro forma results of operations for the years ended September 29, 1996 and September 24, 1995, assume the acquisitions of Micro Processor Systems, Inc. and Oyster Terminals, Ltd. occurred as of the beginning of the respective periods (dollars in thousands except per share amounts):

        Pro forma                           1996        1995
                                            ----        ----

          Net sales                       $54,082      $42,030
          Net income                        2,014          317
          Net income per share            $  0.34      $  0.05

The unaudited pro forma results are not necessarily indicative of either actual results of operations that would have occurred had the acquisitions been made at the beginning of the periods shown or future results.


10. COMMITMENTS
    -----------

On October 7, 1994, the Company entered into a five-year operating lease commitment for its corporate headquarters. This lease was amended on October 24, 1996. Future minimum lease commitments under this operating lease are as follows:

          Fiscal Year                            Amount
          -----------                            ------

          1997                                  151,000
          1998                                  154,000
          1999                                  158,000
          2000                                  107,000
                                                -------
                                                570,000
                                                =======

Rent expense for 1996 and 1995 totaled approximately $110,000 and $92,000, respectively.

11.  OTHER, NET
     ----------

On December 29, 1995, the Company had a fire at its Warner facility. The Company continued operations from temporary quarters and on March 1, 1996 returned to the new facility.

As of September 29, 1996, the Company has recorded a gain of $364,000 related to insurance recoveries, which is included in other income, net. In addition to the insurance recoveries related to the property damage and related expenses, including those associated with expedited construction under winter conditions, the Company has been reimbursed by the insurance carrier for business interruption costs of approximately $1,200,000 that have been offset in cost of sales.

Also included in other income, net are the costs of approximately $130,000 related to settlement of a dispute and $100,000 of nonrecurring acquisition related costs.

12.  BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION
     ---------------------------------------------

The Company's business segments are:

      [Square Bullet] POWER SOLUTIONS: power systems, electronics and solenoids [Square Bullet] INFORMATION SOLUTIONS: rugged hand-held programmable terminals and computers, vehicle diagnostic information systems, and decision support software.


Business Segment Information
----------------------------
(in thousands)

                              Power       Information
                            Solutions      Solutions     Corporate       Total
                            ---------      ---------     ---------       -----
1996(d)

  Net sales                   $27,071        $20,427     $    --       $47,498
  Operating income              4,143          2,904      (2,852)(a)     4,195
  Identifiable assets          13,719         33,224       3,732 (b)    50,675
  Depreciation and amortization   859            579         549         1,987

  Capital expenditures          1,818            399         115         2,332


Geographical Information
------------------------
(in thousands)

                            United
                            States         Europe       Corporate     Total
                            ------         ------       ---------     -----
1996 (d)

  Net sales                 $46,042(c)     $ 1,456     $    --       $47,498
  Operating income            6,568            479      (2,852)(a)     4,195
  Identifiable assets        33,615         13,328       3,732 (b)    50,675


(a) Includes corporate expenses, interest income, interest expense, amortization of goodwill and other, net.

(b) Primarily cash, prepaid and refundable income taxes, corporate prepaid expenses and other assets and equipment at the Company's corporate offices.

(c)   Includes export sales of  $7,499 and $5,902 in 1996 and 1995 respectively.

(d) The segment structure was implemented in November 1995 accordingly, 1995 information has not been provided.
