Form 10-K405, Exhibit 13
period 1997-09-28
WPI GROUP INC
filed 1997-12-23
CIK 881771

                                                      Exhibit 13

CORPORATE INFORMATION

CORPORATE OFFICERS

Michael  Foster
Chairman and Chief Executive Officer

Dennis Deegan
President and Chief Operating Officer

John Powers
Vice President and Chief Financial Officer

Dr. John Allen
Vice President, Power Solutions Group

Karen Hebert
Vice President, Human Resources

Timothy Jones
Vice President, Information Solutions Group

Michael Tule
Vice President, General Counsel and Secretary



INFORMATION SOLUTIONS GROUP

WPI DecisionKey, Inc.                  WPI Husky Computers, Inc
Manchester, NH                         Clearwater, FL

WPI Husky Computers, Ltd.              WPI Husky Computers GmbH
Rungis Cedex, France                   Lohmar, Germany

WPI Husky Computers, Ltd.              WPI Husky Computers, Ltd.
Lidkoping, Sweden                      Coventry, U.K.

WPI Micro Processor Systems, Inc.      WPI Oyster Termiflex, Inc.
Sterling Heights, MI                   Manchester, NH

WPI Oyster Termiflex, Ltd.
Cwmbran, U.K.


POWER SOLUTIONS GROUP

WPI Electronics, Inc.                  WPI Magnetec, Inc.
 Warner, NH                            Warner, NH

WPI Power Systems, Inc.
 Warner, NH

BOARD OF DIRECTORS

Michael  Foster
Chairman and Chief Executive Officer
WPI Group, Inc.

Dennis Deegan
President and Chief Operating Officer
WPI Group, Inc.

Stephen Carlotti
Partner
Hinckley, Allen & Snyder

Peter Danforth
General Partner
Kearsarge Ventures, Ltd.

Paul Giovacchini
Senior Investment Manager
Seacoast Capital Corporation

Irving Gutin
Senior Vice President
Tyco International (U.S.), Inc.

Robert McCray
President
Valvcon Corporation

Steven Shulman
Principal
The Hampton Group

Bernard Tenenbaum
President
Children's Leisure Products Group
The Jordan Company

AUDITORS

Arthur Andersen LLP
225 Franklin Street
Boston,  MA 02110

SHAREHOLDER INFORMATION


TRANSFER AGENT AND REGISTRAR

Boston Equiserve
150 Royall Street
Canton, MA 02021
Telephone: (617) 575-2000

INVESTOR RELATIONS CONTACT

Michele M. Normandin
Investor Relations
WPI Group, Inc.
1155 Elm Street
Manchester, NH 03101
Telephone: (603) 627-3500


FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K, exclusive of Exhibits, is available without charge upon written request to Michele Normandin, Investor Relations, WPI Group, Inc., 1155 Elm Street, Manchester, NH 03101, Telephone (603) 627-3500 FAX
(603) 627-3150

ANNUAL MEETING

The 1998 Annual Meeting of Shareholders is scheduled for February 10, 1998 at 10:00 a.m. at the WPI Group, Inc. Corporate Headquarters, 1155 Elm Street, Manchester, NH 03101.

STOCK PROFILE AND ACTIVITY

The Company's common stock is traded on the NASDAQ National Market System under the symbol WPIC. Set forth below for each quarter of its last 2 fiscal years indicated are the high and low sale prices for WPI Group, Inc. common stock.

                            1997                 1996
FISCAL QUARTER              HIGH       LOW       HIGH       LOW
--------------              ----       ---       ----       ---
First................     $ 8 1/4    $6 1/8    $ 4 1/8    $ 2 1/2
Second...............     $10 1/2    $6 5/8    $ 7 1/8    $ 3 5/8
Third................     $ 9        $6 1/8    $13 3/8    $ 7 1/4
Fourth...............     $12 5/8    $8 1/8    $10 5/8    $ 6

The number of shareholders of record on December 8, 1997 was approximately 3,400. No dividends have been paid on the common stock to date, and the Company does not expect to pay cash dividends in the foreseeable future.

                           WPI GROUP, INC. AND SUBSIDIARIES

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      This review should be read in conjunction with the consolidated financial statements and related notes beginning on page 16 of this annual report. In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers should carefully review the risks described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 1998. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

Net sales increased 32% to $62.5 million in 1997 from $47.5 million in 1996. The increase was due primarily to the inclusion of a full year of sales from WPI Oyster Terminals, Ltd., the addition of Husky Computers, Ltd.'s sales following the June 20, 1997 acquisition and internal growth.

Gross profit in 1997 increased 39% to $24.9 million from $17.9 million in 1996. As a percentage of sales, gross profit grew to 40% from 38% in 1996. The increase was due primarily to the change in product mix.

Research and new product development expenses increased 36% to $4.0 million in 1997 from $2.9 million in 1996. As a percentage of sales, research and new product development expenses were 6% in both years. The increase was due primarily to the acquisitions discussed above and additions to engineering staff for new products that support internal growth.

Selling, general and administration expenses increased 57% to $16.9 million in 1997 compared to $10.8 million in 1996. As a percentage of sales, selling, general and administration expenses increased to 27% from 23% in 1996. The increase was primarily due to expenses incurred in connection with the acquisition of Husky Computers, Ltd., expenses incurred in the realignment of WPI's Information Solutions Group and certain other expenses including the increase in reserves related to litigation concerning the collection of two outstanding receivables.

Operating income decreased 21% to $3.3 million from $4.2 million in 1996. The decrease in operating income was primarily due to an increase in expenses incurred in connection with the acquisition of Husky Computers, Ltd., expenses incurred in the realignment of WPI's Information Solutions Group and certain other expenses including the increase in reserves related to litigation concerning the collection of two outstanding receivables.

Other income (expense) increased to ($1.4 million) in 1997 from ($.4 million) in 1996. The increase was due primarily to an increase in interest expense on debt related to the acquisitions discussed above. Other income consists primarily of income from the surrender of a lease by the lessee related to a building acquired in 1997.

Income before provision for income taxes decreased to $2.0 million in 1997 compared to $3.7 million in 1996. The decrease was primarily due to the acquisition, restructuring and other expenses discussed above.

The Company's consolidated income tax rates, as a percentage of pre-tax income, were 43% and 33% for 1997 and 1996, respectively. The increase in 1997 was a result of higher foreign income and nondeductible goodwill.

FISCAL 1996 COMPARED TO FISCAL 1995

Net sales increased 84% to $47.5 million in 1996 from $25.9 million in 1995. The increase was due primarily to internal growth and the sales from Micro Processor Systems, Inc. and Oyster Terminals, Ltd. acquired November 1995 and July 1996, respectively.

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

Selling, general and administration expenses increased 63% to $10.8 million in 1996 compared to $6.6 million in 1995. During 1996, selling, general and administration expenses decreased to 23% of sales from 26% of sales in 1995. The decrease was due to improved cost control and efficiency in operations, and a favorable impact from the acquisitions discussed above.

Operating income increased 134% to $4.2 million compared to $1.8 million in 1995. The increase was due to increased sales, stable gross profits and the changes in operating expenses discussed above.

Income before provision for income taxes more than doubled in 1996 to $3.7 million compared to $1.8 million in 1995. As a percentage of net sales, income before provision for income taxes increased from 7% of sales in 1995 to 8% of sales in 1996.

The Company's income tax rates, as a percentage of pre-tax income, were 33% and 34% for 1996 and 1995, respectively. The decrease in the 1996 tax rate reflects increased DISC benefits resulting from increased international sales.

On December 29, 1995, the Company had a fire at its Warner facility. The Company continued operations from temporary quarters and, on March 1, 1996, employees returned to a new facility. As of September 29, 1996, the Company has recorded a gain related to insurance recoveries, which is included in other income (expense). In addition to the insurance recoveries related to the property damage and related expenses, including those associated with expedited construction under winter conditions, the Company has been reimbursed by its insurance carrier for business interruption costs that have been offset in cost of sales.

LIQUIDITY AND CAPITAL RESOURCES

As of September 28, 1997, the Company had working capital of $16.5 million versus $12.2 million at September 29, 1996. Net cash provided by operating activities totaled $7.4 million in 1997 and $2.2 million in 1996.

As of September 28, 1997, the Company had no material commitments for capital expenditures.

The Company has a $45 million credit facility with a bank consisting of a $30 million revolving line of credit which expires on March 31, 1999 and a $15 million term note payable in equal quarterly installments of $750,000 commencing on October 1, 1998 and maturing on March 31, 2002. At September 28, 1997 the Company's borrowing under the credit facility totaled $42 million. The agreement contains certain restrictive covenants, including financial covenants, all of which the Company was in compliance with at September 28, 1997.

The Company believes that its existing sources of liquidity and anticipated cash flow from operations will satisfy the Company's working capital and capital expenditure requirements for the foreseeable future.

INFLATION

The Company does not believe that inflation has had a significant impact on its results of operations in the last two years.

YEAR 2000

Management has performed a preliminary review of the modifications necessary to update the information systems capabilities to process data and transactions in the year 2000. Based on this preliminary review, management believes the costs associated with the year 2000 modifications will not have a material impact on the Company's results of operations or financial position.

                           WPI GROUP, INC. AND SUBSIDIARIES


                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




TO WPI GROUP, INC.:

We have audited the accompanying consolidated balance sheets of WPI Group, Inc. (a New Hampshire corporation) and subsidiaries as of September 28, 1997 and September 29, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WPI Group, Inc. and subsidiaries as of September 28, 1997 and September 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP


Boston, Massachusetts
November 24, 1997

                           WPI GROUP, INC. AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  September 28, 1997

1.   Business and Summary of Significant Accounting Policies

Business - WPI Group, Inc. (the "Company") designs, manufactures and markets high valued added information and power solutions products used for a wide range of applications. The Company operates through two business units: The Information Solutions Group and the Power Solutions Group. The Information Solutions Group consists of WPI Termiflex/Micro Palm, WPI Oyster Terminals, WPI Micro Processor Systems (MPSI), WPI DecisionKey and WPI Husky Computers -providers of computers, terminals, software and information-related services. The Power Solutions Group consists of WPI Electronics, WPI Magnetec and WPI Power Systems - all providers of solutions that deal with the application of power.

Basis of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Fiscal Year-end - The Company operates on a 52- to 53- week fiscal year ending on the last Sunday in September.

Revenue Recognition - Sales are recorded when products are shipped or when services are performed. The Company provides for estimated warranty costs at the time of shipment. Arrangements to deliver software or software systems which require significant production, modification or customization are accounted for on a percentage of completion. Revenue is recognized in the proportion that the cost of milestones achieved bear to the total estimated costs of the project at completion. Losses, if any, are provided for in the period in which the loss is determined.

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

Cash and Cash Equivalents - For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments - The carrying amounts reported on the balance sheet for cash, receivables, payables, accrued expenses and debt approximate fair value.

Concentration of Credit Risk - The Company's exposure to concentrations of credit risk relates primarily to trade accounts receivable. Such exposure is limited due to the large number of customers and their industry and geographic dispersion. The Company controls credit risk by performing ongoing credit evaluations of its customers' financial condition. As of September 28, 1997, the Company has recognized additional reserves relating to litigation concerning the collection of certain outstanding receivables.

Inventories - Inventories are stated at the lower of cost (principally first-in, first-out method) or market and include materials, labor and manufacturing overhead.

    Inventories consist of:

                                           1997           1996
                                           ----           ----
Raw materials....................      $7,337,866     $4,360,602
Work in process..................       1,083,327      1,986,821
Finished goods...................       1,474,659        721,073
                                       ----------     ----------
                                       $9,895,852     $7,068,496
                                       ----------     ----------
                                       ----------     ----------

Property, Plant and Equipment - Property, plant and equipment are recorded at cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred whereas major betterments are capitalized as additions to property, plant and equipment. The provision for depreciation and amortization has been calculated using the straight-line method over the assets estimated useful lives.

The components of property, plant and equipment and their estimated useful lives are as follows:

                                  USEFUL LIFE       1997           1996
                                  -----------       ----           ----

Construction in progress.........      --        $  106,578     $   96,432
Land and land improvements.......      15           575,702        439,336
Buildings and improvements.......      39         6,245,060      4,421,935
Machinery and equipment..........       7         5,760,280      3,450,652
Tooling and dies.................     3 - 7       2,002,894      1,031,328
Office equipment.................     5 - 7       3,023,844      1,602,309
Equipment under capital leases...       5           643,176          9,740
                                                 ----------     -----------
                                                 18,357,534     11,051,732
Less: accumulated depreciation..                 (2,606,683)    (1,603,974)
                                                 ----------     ----------
                                                $15,750,851     $9,447,758
                                                 ----------     ----------
                                                 ----------     ----------

Goodwill - The excess of the purchase price over the fair value of net assets acquired in an acquisition (goodwill) is included in other assets in the accompanying consolidated balance sheets and is being amortized over 5 to 25 years on a straight-line basis. The Company periodically evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected undiscounted net cash flows of the related business unit. The purchase accounting is subject to future refinement: the impact of which would be adjusted to goodwill. Goodwill (net of accumulated amortization) was approximately $30,914,000 and $17,629,000 at the end of 1997 and 1996, respectively. Amortization of goodwill amounted to approximately $971,000, $526,000 and $193,000 for 1997, 1996 and 1995,
respectively.

Deferred Product Enhancement Costs - Deferred product enhancement costs represent incremental direct costs specifically identified with the adaptation and enhancement of existing commercial products to meet the needs of specifically identified customers. Such costs are amortized on a straight-line basis over the estimated economic useful lives of the related products which presently do not exceed five years. Periodically the Company evaluates each product on a number of factors, including customer projections of ongoing business, including projected units for the following year when available and includes our customers' evaluation of the state of the technology and estimated stage of the life cycle of the product. The Company also reviews sales during the previous year and the future gross margin analysis projections of the product. The amortization of these costs are included in cost of sales and amounted to approximately $640,000, $394,000 and $258,000 for 1997, 1996 and 1995, respectively. The table set forth below details the costs and accumulated amortization for deferred product enhancement costs:


                                                    1997           1996
                                                    ----           ----

Deferred product enhancement costs.........      $4,066,491     $2,452,682
Less: accumulated amortization.............      (1,174,601)      (860,240)
                                                 -----------    -----------
                                                 $2,891,890     $1,592,442
                                                 -----------    -----------
                                                 -----------    -----------

Software Development Costs - In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," the Company capitalizes certain software development costs. Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is ready for release. Research and development costs incurred prior to the establishment of technological feasibility are charged to research and new product development expense. Development costs associated with product enhancements that extend the life of the original product or significantly improve the marketability of the original product are also capitalized upon technological feasibility. Amortization of capitalized software development costs begins when the product is available for release to customers. Amortization is provided on a product-by-product basis, using the greater of the anticipated future revenue stream or straight-line method over the economic life of the product, initially estimated at two years. The Company capitalized approximately $792,000 and $132,000 of software development costs in 1997 and 1996, respectively. Amortization of software development, calculated using the straight-line method, amounted to approximately $94,000 in 1997.

Long-Lived Assets - The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intagibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.
The adoption of SFAS No. 121 did not have a material impact on the Company's financial statements.

Income Taxes - In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net Income Per Share - Net income per share data are computed using the weighted average number of shares of common and common equivalent shares outstanding, during the year. Common equivalent shares reflect stock options which have been included in the computation using the treasury stock method only when their effects are dilutive.

In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." This statement modifies disclosure requirements for companies required to report earnings per share (EPS) to include presentations of Basic EPS (which includes no dilution of common stock equivalents) and, if applicable, Diluted EPS (which reflects the potential dilution of common stock equivalents). The statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The adoption of this statement will not have a material impact on the Company's financial statements.

Foreign Currency Translation - Assets and liabilities of the Company's foreign operations are translated at year-end exchange rates. Net sales and expenses are translated at the average rates prevailing during the year. Balance sheet translation gains and losses are reflected as a separate component of stockholders' equity. Foreign currency gains and losses arising from transactions are reflected in net income.

Reclassifications - Certain prior year amounts have been reclassified to conform with current year presentation.

2.  Other Assets

    Other assets consist of:

                                                        1997          1996
                                                        ----          ----
       Goodwill...............................     $32,643,323    $18,387,820
       Deferred product enhancement costs.....       4,066,491      2,452,682
       Non-compete agreement..................         275,000        275,000
       Software development costs.............         923,772        131,592
       Other..................................         165,840        128,322
                                                   -----------    -----------
                                                    38,074,426     21,375,416
       Less: accumulated amortization.........      (3,270,540)    (1,805,842)
                                                   -----------    -----------
                                                   $34,803,886    $19,569,574
                                                   -----------    -----------
                                                   -----------    -----------

3.  Notes Payable

    On June 20, 1997, the Company amended its existing bank credit agreement. The amended credit agreement consists of two components. The first is a $30,000,000 revolving line of credit which expires on March 31, 1999, at which time all line of credit borrowings are due and payable. Borrowing on the line of credit aggregated $27,000,000 at September 28, 1997. The second component is a $15,000,000 term loan payable in equal quarterly installments of $750,000 commencing on October 1, 1998 and maturing on March 31, 2002. As of September 28, 1997, aggregate borrowings under the bank credit agreement totaled $42,000,000. Interest on the line of credit and term loan borrowing is payable monthly at the prime rate or at the Company's option, the Eurodollar-based rate, 8.5% and 7.3%, respectively, as of September 28, 1997. The Company is required to pay an annual commitment fee equal to 0.2% of the unused line of credit. The agreement contains certain restrictive covenants, including financial covenants related to minimum levels of net worth, interest coverage, recapitalization ratios and earnings all of which the Company is in compliance with at September 28, 1997. The agreement limits the Company's ability to incur additional indebtedness and pay dividends. The minimum scheduled principal payments on the bank debt outstanding as of September 28, 1997 for the fiscal years 1998 through 2002 are as follows:
    $0; $30,000,000; $3,000,000; $3,000,000; and $6,000,000.

4.  Accrued Expenses

     Accrued expenses consist of:

                                                    1997           1996
                                                    ----           ----
         Payroll and related amounts......       $ 906,075      $ 851,899
         Warranty.........................       1,032,066        447,650
         Acquisition related..............         286,226        622,763
         Deferred revenue.................         326,896      1,084,896
         Leases...........................         576,499          --
         Interest.........................         359,801        166,755
         Other............................         551,414        290,201
                                                 ---------      ---------
                                                $4,038,977     $3,464,164
                                                 ---------      ---------
                                                 ---------      ---------

5. Income Taxes

The components of federal and state income taxes are as follows:

                                     1997           1996           1995
                                     ----           ----           ----

Current:
    Federal...................    $   --          $ 900,000      $  (45,000)
    State.....................        --            156,000          25,000
    Foreign...................     22,000          124,000             --
                                  -------        ---------      -----------
                                   22,000        1,180,000         (20,000)
                                  -------        ---------      -----------

Deferred:
    Federal...................    263,000           41,000         511,000
    State.....................     36,000            6,000         109,000
    Foreign...................    534,000             --              --
                                  -------        ---------      -----------
                                  833,000           47,000         620,000
                                  -------        ---------      -----------
                                $ 855,000        1,227,000      $  600,000
                                  -------        ---------      -----------
                                  -------        ---------      -----------

A reconciliation of income taxes at the federal statutory rate of 34% to income taxes at the Company's effective tax rate is as follows:

                                       1997           1996         1995
                                       ----           ----         ----
Income tax at 34% of income
before provision for income taxes   $  670,000    $  1,274,000  $ 597,000
State income tax
    (net of effect of federal tax)      61,000        173,000      88,000
DISC Benefit.......................   (228,000)      (289,000)   (122,000)
Goodwill Amortization..............    247,000         88,000      49,000
Net foreign dividend...............    170,000           --          --
Other..............................    (65,000)       (19,000)    (12,000)
                                    ----------   -------------  ----------
Total provision for income taxes...  $ 855,000   $  1,227,000   $ 600,000
                                    ----------   -------------  ----------
                                    ----------   -------------  ----------


The approximate income tax effect of temporary differences comprising the deferred tax assets and liabilities are as follows:

                                                1997           1996
                                                ----           ----
Prepaid
    Inventory related.................      $ 248,000      $  600,000
    Bad debt reserve..................        436,000          82,000
    Warranty reserve..................        203,000         175,000
    Alternative minimum tax...........         41,000         101,000
    Payroll related...................        172,000          74,000
    Acquisition costs.................        451,000            --
    Other.............................         93,000          72,000
                                            ---------      ----------
                                            1,644,000       1,104,000
    Valuation allowance................      (451,000)           --
                                            ---------      ----------
                                           $1,193,000      $1,104,000
                                            ---------      ----------
                                            ---------      ----------

Deferred
    Tax in excess of book depreciation      $ 1,618,000    $  606,000
    DISC deferral.....................          280,000       280,000
    Goodwill..........................          480,000       550,000
    Deferred enhancement costs........          548,000       472,000
    Deferred software development.....          255,000          --
    Other.............................           77,000        46,000
                                            -----------    ----------
                                            $ 3,258,000   $ 1,954,000
                                            -----------    ----------
                                            -----------    ----------

The valuation allowance relates to the uncertainty surrounding the realization of the tax benefits attributable to purchase accounting reserves. The $451,000 will be used to reduce goodwill when any portion of the related deferred tax asset is recognized, on a consolidated basis.

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

6.  Common Stock

A) Stock Option Plans

The Company has stock option plans for selected officers, key employees and directors. Under these plans, options may be granted at a price equal to at least the fair market value at the date of the grant. Options granted under the plans are exercisable at various dates as specified in the underlying option agreement. The options automatically expire upon termination of employment with the Company.

A summary of stock option activity for each of the three years in the period ended September 28, 1997, is as follows:

                                  SHARES UNDER   WEIGHTED-AVERAGE
                                     OPTION       EXERCISE PRICE
                                  ------------   ----------------

Outstanding, September 25, 1994   300,780        $ 2.11
    Exercised..................   (44,130)         2.37
    Terminated.................   (58,800)         2.88
    Granted....................   167,550          3.67
                                  --------       -------

Outstanding, September 24, 1995   365,400          2.68
    Exercised..................  (218,017)         1.99
    Terminated.................   (22,167)         2.84
    Granted....................   189,730          4.18
                                  --------       -------

Outstanding, September 29, 1996   314,946          4.02
    Exercised..................   (41,750)         2.87
    Terminated.................   (19,500)         7.07
    Granted....................   276,000          6.66
                                  --------       -------
Outstanding, September 28, 1997   529,696        $ 5.38
                                  --------       -------
                                  --------       -------

The following is a summary of options outstanding and exercisable at September 28, 1997:


                        OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
-----------------------------------------------------------------------   -------------------------------
                   NUMBER         WEIGHTED AVERAGE                        NUMBER
RANGE OF           OUTSTANDING    REMAINING           WEIGHTED AVERAGE    EXERCISABLE    WEIGHTED-AVERAGE
EXERCISE PRICES    AT 9/28/97     CONTRACTUAL LIFE    EXERCISE PRICE      AT 9/28/97     EXERCISE PRICE
---------------    ------------   ----------------    ----------------    ------------   -----------------
$2.00 to $4.50          161,416        7.5 years           $2.87               131,999        $2.84
$4.50 to $6.50          318,780        8.8                  6.25                78,610         6.13
$6.50 to $9.00           49,500        9.4                  7.96                 9,500         7.07
                   ------------                                             -----------
                        529,696        8.5                  5.38               220,109         4.20
                   ------------                                             -----------
                   ------------                                             -----------


In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation,"which sets forth a fair value based method of recognizing stock- based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock- based compensation plans. Had compensation for the stock option plans been determined using the fair value at the grant dates for awards under those plans, consistent with the guidelines of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts listed below:

                                       1997                1996
                                       ----                ----

Pro forma net income..........     $789,260            $2,462,748

Pro forma earnings per share..        $0.13                 $0.41

Consistent with SFAS 123, pro forma net income and earnings per share have not been calculated for options granted prior to September 24, 1995. Pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of options granted was $3.65 for options granted during 1997 and $1.60 for options granted during 1996. The values were estimated on the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions used for grants in 1997 and 1996, respectively; risk-free interest rates ranging from 5.75% to 7.05%, expected dividend yield of 0% for both periods, expected options lives of 5 years for both years and expected volatilities ranging from 43.0% to 49.5%.

B) WPI Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (the "Purchase Plan") adopted by the Board of Directors on May 7, 1992 expired on May 31, 1997 and on June 1, 1997, the 1997 Employee Stock Purchase Plan began. The Purchase Plan is a qualified stock purchase plan under the Internal Revenue Code covering all employees of the Company, who are neither executive officers of the Company, participants in the Company's Executive Stock Plan, nor owners of (or who would become owners of ) 5% of the Company's stock. Eligible employees can purchase shares on a quarterly basis on December 15, March 15, June 15 and September 15. The minimum purchase amount is 10 shares per quarter to a maximum of 400 shares per year. The purchase price of the shares is 93% of the average of the closing prices of the common stock during the period of 5 trading days ending on the purchase date. An aggregate of 30,000 shares were reserved for issuance under the 1997 Purchase Plan. At September 28, 1997, 1,870 and 13,839 shares had been purchased under the 1997 and original Purchase Plan, respectively.

C) WPI Stock Bonus Award Plan

The Company's Stock Bonus Award Plan (the "Bonus Plan") adopted by the Board of Directors on May 7, 1992 expired on May 31, 1997 and on June 1, 1997 the 1997 Stock Bonus Award Plan began. Employees of the Company who are neither executive officers of the Company, nor participants in the Company's Executive Stock Plan are eligible to participate in the Bonus Plan. The Bonus Plan allows for the award of shares of the Company's common stock. Awards under the Bonus Plan are made at the discretion of the Chief Executive Officer to employees who have demonstrated outstanding performance and commitment in their employment with the Company. An aggregate of 20,000 shares were reserved for issuance under the 1997 Bonus Plan. As of September 28, 1997, a total of 0 and 18,595 shares had been awarded under the Company's 1997 and original Bonus Plans, respectively. The compensation expense related to these awards is not significant.

7. Employee Benefits

A) Post Retirement Benefits

The Company has no obligation for post-retirement benefits.

B) WPI 401k Plan

In 1990, the Company established a Profit-Sharing 401(k) Plan for the benefit of eligible United States employees whereby the Company matches a portion of the employees' contributions to the plan. The Company currently matches 50%
of the first 4% of employees contributions.   The Company's expense relating
to this plan amounted to approximately $213,000, $150,000 and $109,000 for the years ended September 28, 1997, September 29, 1996 and September 24, 1995, respectively.

8. Significant Customers

The Company markets its products to customers in diversified industries in the United States and Europe. For the year ended September 28, 1997, one customer accounted for 11% of total Company sales. For the year ended September 29, 1996, two customers accounted for 11% and 10% respectively, of total Company sales. For the year ended September 24, 1995, one customer accounted for 12% of the total company sales.

9.  Acquisitions

On June 20, 1997, a subsidiary of the Company acquired all the outstanding capital stock of Husky Computers, Ltd., a manufacturer of handheld computers. The purchase price consisted of approximately $21.8 million in cash plus assumed liabilities and expenses totaling $5.9 million. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values of $13.4 million and goodwill of $14.3 million which is being amortized on a straight-line basis over 25 years.

The Company's balance sheet at September 28, 1997 includes estimates of the fair value of assets and liabilities acquired, based upon preliminary studies. Resolution of any contingencies that exist at acquisition date may result in adjustments to goodwill, if appropriate, and are not expected to be material.

The following summarized, unaudited pro forma results of operations for the years ended September 28, 1997, September 29, 1996 and September 24, 1995, assume the acquisitions of Husky Computers, Ltd., Micro Processor Systems, Inc. and Oyster Terminals, Ltd. occurred as of the beginning of the respective periods (dollars in thousands except per share amounts):

PRO FORMA:                         1997           1996           1995
----------                         ----           ----           ----

Net Sales..................     $ 85,503       $  87,721      $  72,399
Net Income (Loss)..........         (378)          1,414           (172)
Net Income (Loss) per share        (0.06)           0.24           (.03)

The unaudited pro forma results are not necessarily indicative of either actual results of operations that would have occurred had the acquisitions been made at the beginning of the periods shown or future results.

10. Commitments

The Company leases certain buildings, office space, machinery and equipment, and vehicles under various lease agreements which expire at various dates over the next five years.

As of September 28, 1997, the aggregate future minimum lease commitments under operating and capital leases obligations are as follows:

                                                 OPERATING      CAPITAL
FISCAL YEAR                                      LEASES         LEASES
-----------                                      ---------      --------
1998 ....................................       $1,133,000     $  268,000
1999 ....................................          944,000        227,000
2000 ....................................          714,000        119,000
2001 ....................................          514,000          2,000
2002 ....................................          125,000           --
                                                 ----------     ----------
Total minimum lease payments.............       $3,430,000        616,000
                                                 ----------
                                                 ----------
Less amount representing interest.......                            40,000
                                                                ----------
Present value of total minimum lease payments                   $  576,000
                                                                ----------
                                                                ----------


Total rent expense charged to operations for 1997, 1996 and 1995 totaled approximately $634,000, $110,000 and $92,000, respectively.

11.  Restructuring Costs

In the fourth quarter of 1997, the Company incurred certain restructuring costs totaling approximately $726,000 as a result of the realignment of certain handheld terminal product lines of the Information Solutions Group. The costs were incurred in connection with the consolidation of manufacturing facilities, reduction in the number of employees and merger of sales offices. This restructuring of the operations was completed within the quarter.

On November 21, 1997 the Company entered into a purchase and sales agreement for the sale of the production and sales facility located in Merrimack, NH. The sale is expected to be executed prior to December 31, 1997, but in no event later than January 31, 1998. The Company does not expect the sale of the building to have a material effect on the results of operations.

12.  Other, Net

During 1997, the Company recognized income of approximately $512,000 in connection with the surrender of a lease by the lessee related to a building acquired in 1997.

On December 29, 1995, the Company had a fire at its Warner, N.H. facility. The Company has recorded a gain of approximately $111,000 and $364,000 in 1997 and 1996, respectively, related to insurance recoveries, which is included in other income, net. In addition to the insurance recoveries related to the property damage and related expenses, including those associated with expedited construction under winter conditions, the Company was reimbursed in 1996 by the insurance carrier for business interruption costs of approximately $1,200,000 that have been offset in cost of sales.

13. Business Segment and Geographical Information

The Company's business segments are:

    - Information Solutions: rugged handheld passive and programmable terminals and computers, vehicle diagnostic information systems, and decision support software.

    -    Power Solutions: power systems, electronics and solenoids


Business Segment Information
(in thousands)

                                       SEPTEMBER 28,       SEPTEMBER 29,
                                           1997                1996
                                       -------------       -------------
Net Sales:
    Information Solutions..........         $35,546             $20,427
    Power Solutions................          26,937              27,071
                                       -------------       -------------
                                             62,483              47,498
                                       -------------       -------------

Operating Income:
    Information Solutions..........          2,840                3,413
    Power Solutions................          3,839                4,160
    Corporate (a)..................         (3,355)              (3,378)
                                       -------------       -------------
                                             3,324                4,195
                                       -------------       -------------

Identifiable Assets:
    Information Solutions..........         30,593               15,966
    Power Solutions................         12,209               13,348
    Corporate (b)..................         34,894               21,361
                                       -------------       -------------
                                            77,696               50,675
                                       -------------       -------------

Capital Expenditures:
    Information Solutions..........          3,054                  399
    Power Solutions................            635                1,818
    Corporate......................            224                  115
                                       -------------       -------------
                                             3,913                2,332
                                       -------------       -------------

Depreciation and Amortization:
    Information Solutions.........          1,447                   579
    Power Solutions...............            871                   859
    Corporate.....................          1,091                   549
                                       -------------       -------------
                                           $3,409                $1,987
                                       -------------       -------------

Geographical Segment Information (from point of manufacture)
(in thousands)

                                       SEPTEMBER 28,       SEPTEMBER 29,
                                           1997                1996
                                       -------------       -------------

Net Sales:
    United States (c).............          $50,917             $46,042
    Europe........................           11,566               1,456
                                       -------------       -------------
                                             62,483              47,498
                                       -------------       -------------
Operating Income:
    United States.................            4,521               6,990
    Europe........................            2,158                 583
    Corporate (a).................           (3,355)             (3,378)
                                       -------------       -------------
                                              3,324               4,195
                                       -------------       -------------

Identifiable Assets:
    United States.................           25,943              26,167
    Europe........................           16,859               3,147
    Corporate (b).................           34,894              21,361
                                       -------------       -------------
                                            $77,696             $50,675
                                       -------------       -------------

(a) Includes corporate expenses and amortization of goodwill.

(b) Primarily cash, prepaid and refundable income taxes, corporate prepaid expenses, other assets, property and equipment at the Company's corporate offices.

(c) Includes export sales of $6,510, and $7,449 in 1997 and 1996, respectively.

14.   Selected Quarterly Financial Information (Unaudited)

Selected quarterly financial information for the years ended September 28, 1997 and September 29, 1996 is as follows:

(in thousands, except earnings per share)


                              FIRST     SECOND    THIRD     FOURTH
                             QUARTER   QUARTER   QUARTER   QUARTER
                             -------   -------   -------   -------

1997
----
Net sales...............     $14,109   $14,222   $15,562   $ 18,590
Gross profit............       5,580     5,703     6,168      7,481
Net income (loss).......         776       862     1,007     (1,529)
Earnings (loss)per share        0.13      0.14      0.16      (0.25)

1996
----
Net sales...............     $ 9,606   $10,742   $12,655   $ 14,495
Gross profit............       3,800     4,355     4,763      5,000
Net income..............         516       608       651        746
Earnings per share......        0.09      0.10      0.11       0.12

                        WPI GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


SEPTEMBER 28,1997 AND SEPTEMBER 29, 1996                                                 1997           1996
-----------------------------------------------------------------------------------  -------------  -------------
ASSETS
Current Assets

    Cash and cash equivalents......................................................  $     678,799  $     206,829

    Accounts receivable-net of allowance for doubtful accounts of $1,237,000 and
      $244,300 in 1997 and 1996, respectively......................................     12,173,012     10,881,315

    Accounts receivable-other......................................................        249,393      1,618,873

    Inventories....................................................................      9,895,852      7,068,496

    Prepaid expenses and other current assets......................................      1,134,125        230,509

    Prepaid income taxes...........................................................      1,193,160      1,103,840

    Refundable income taxes........................................................      1,816,897        547,750
                                                                                     -------------  -------------
      Total current assets.........................................................     27,141,238     21,657,612
                                                                                     -------------  -------------
Property, Plant and Equipment, at cost, less accumulated depreciation..............     15,750,851      9,447,758

Other Assets.......................................................................     34,803,886     19,569,574
                                                                                     -------------  -------------
                                                                                     $  77,695,975  $  50,674,944
                                                                                     -------------  -------------
                                                                                     -------------  -------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

    Accounts payable...............................................................  $   6,336,756  $   4,265,217

    Accrued expenses...............................................................      4,038,977      3,464,164

    Accrued income taxes...........................................................        249,473      1,772,630
                                                                                     -------------  -------------
      Total current liabilities....................................................     10,625,206      9,502,011
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Note Payable to Bank...............................................................     42,000,000     18,650,000

Non-compete Agreement Payable......................................................       --               20,000

Deferred Income Taxes..............................................................      3,257,914      1,954,287
                                                                                     -------------  -------------
Commitments

Stockholders' Equity

    Common stock, $.01 par value; authorized 20,000,000 shares in 1997; issued and
      outstanding 5,996,737 and 5,947,922 shares in 1997 and 1996, respectively....         59,967         59,479

Additional paid-in capital.........................................................     13,992,540     13,658,604

Retained earnings..................................................................      7,931,562      6,815,801

Cumulative foreign currency translation adjustments................................       (171,214)        14,762
                                                                                     -------------  -------------
      Total stockholders' equity...................................................     21,812,855     20,548,646
                                                                                     -------------  -------------
                                                                                     $  77,695,975  $  50,674,944
                                                                                     -------------  -------------
                                                                                     -------------  -------------


                See notes to consolidated financial statements.

                        WPI GROUP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

For the years ended September 28, 1997, September 29, 1996 and
September 24, 1995

                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
Net Sales...........................................................  $  62,483,388  $  47,498,058  $  25,855,790

Cost of Sales.......................................................     37,551,545     29,580,058     15,959,216
                                                                      -------------  -------------  -------------
Gross Profit........................................................     24,931,843     17,918,000      9,896,574
                                                                      -------------  -------------  -------------
Operating Expenses:

  Research and new product development..............................      4,005,281      2,939,984      1,508,942

  Selling, general and administration...............................     16,877,096     10,783,030      6,597,060

  Restructuring costs...............................................        725,540         --             --
                                                                      -------------  -------------  -------------
    Total operating expenses........................................     21,607,917     13,723,014      8,106,002
                                                                      -------------  -------------  -------------
Operating Income....................................................      3,323,926      4,194,986      1,790,572

Other Income (Expense):

  Interest income...................................................         20,005         18,377         22,386

  Interest expense..................................................     (2,016,210)      (694,370)      (129,981)

  Other, net........................................................        643,040        229,197         72,141
                                                                      -------------  -------------  -------------
Income Before Provision for Income Taxes............................      1,970,761      3,748,190      1,755,118

Provision for Income Taxes..........................................        855,000      1,227,000        600,000
                                                                      -------------  -------------  -------------
Net Income..........................................................  $   1,115,761  $   2,521,190  $   1,155,118
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Net Income Per Share................................................  $        0.18  $        0.42  $        0.20
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Weighted Average Common Shares and Common Equivalent Shares
  Outstanding.......................................................      6,197,708      6,001,438      5,822,906
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

See notes to consolidated financial statements.

                        WPI GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended September 28, 1997, September 29, 1996 and September 24,
1995

                                          COMMON STOCK
                                         $.01 PAR VALUE       ADDITIONAL                  FOREIGN CURRENCY
                                      ---------------------     PAID-IN       RETAINED      TRANSLATION
                                        SHARES     AMOUNT       CAPITAL       EARNINGS       ADJUSTMENT         TOTAL
                                      ----------  ---------  -------------  ------------  ----------------  -------------
Balance

    September 25, 1994..............   5,775,641  $  57,757  $  13,258,053  $  3,139,493    $    --         $  16,455,303

Employee stock purchase plan........       2,130         21          5,194       --              --                 5,215

Stock bonus plan....................       3,170         32          9,204       --              --                 9,236

Exercise of stock options...........      27,538        275         61,358       --              --                61,633

Repurchase and retirement of common
  stock.............................    (120,629)    (1,207)      (374,163)      --              --              (375,370)

Net income..........................      --         --           --           1,155,118         --             1,155,118
                                      ----------  ---------  -------------  ------------  ----------------  -------------
Balance

    September 24, 1995..............   5,687,850  $  56,878  $  12,959,646  $  4,294,611    $    --         $  17,311,135

Employee stock purchase plan........       4,085         41         25,416                       --                25,457

Stock bonus plan....................       5,170         52         19,074       --              --                19,126

Exercise of stock options and
  warrants..........................     250,817      2,508        496,468       --              --               498,976

Income tax benefit from stock
  options exercised.................      --         --            158,000       --              --               158,000

Foreign currency translation........      --         --           --             --               14,762           14,762

Net income..........................      --         --           --           2,521,190         --             2,521,190
                                      ----------  ---------  -------------  ------------  ----------------  -------------
Balance

    September 29, 1996..............   5,947,922  $  59,479  $  13,658,604  $  6,815,801    $     14,762    $  20,548,646

Employee stock purchase plan........       2,865         29         23,488       --              --                23,517

Stock bonus plan....................       4,525         45         34,186       --              --                34,231

Exercise of stock options ..........      41,425        414        117,262       --              --               117,676

Income tax benefit from stock
  options exercised.................      --         --             89,000       --              --                89,000

Non-employee compensation stock
  options...........................      --         --             70,000       --              --                70,000

Foreign currency translation........      --         --           --             --             (185,976)        (185,976)

Net income..........................      --         --           --           1,115,761         --             1,115,761
                                      ----------  ---------  -------------  ------------  ----------------  -------------
Balance

    September 28, 1997..............   5,996,737  $  59,967  $  13,992,540  $  7,931,562    $   (171,214)   $  21,812,855
                                      ----------  ---------  -------------  ------------  ----------------  -------------
                                      ----------  ---------  -------------  ------------  ----------------  -------------

                See notes to consolidated financial statements.

                        WPI GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 28, 1997, September 29,1996 and
September 24, 1995

                                                                             1997           1996          1995
                                                                         -------------  -------------  ----------
  Cash Flows From Operating Activities:

  Net Income...........................................................  $   1,115,761  $   2,521,190  $1,155,118
                                                                         -------------  -------------  ----------
Adjustments to reconcile net income to net cash provided by operating activities:

  Depreciation and amortization........................................      3,409,364      1,986,612   1,285,463

  Deferred income taxes................................................      1,303,627        569,613     620,000

  Non-cash compensation................................................        104,231         19,126       9,236

Changes in current assets and liabilities, net of effects of acquisitions:

  Accounts receivable..................................................      2,896,916     (3,888,310)   (674,217)

  Accounts receivable-other............................................      1,369,480     (1,464,498)    (85,468)

  Inventories..........................................................      1,733,357        178,270    (644,615)

  Prepaid expenses and other current assets............................         52,521         32,267     (40,196)

  Prepaid income taxes.................................................        (89,320)       (55,115)    202,680

  Refundable income taxes..............................................     (1,269,147)      (446,657)     42,907

  Accounts payable.....................................................       (500,407)     1,280,236     193,084

  Accrued expenses.....................................................     (1,357,394)       850,561    (411,619)

  Accrued income taxes.................................................     (1,372,724)       569,033     (52,502)
                                                                         -------------  -------------  ----------
    Total adjustments..................................................      6,280,504       (368,862)    444,753
                                                                         -------------  -------------  ----------
    Net cash provided by operating activities..........................      7,396,265      2,152,328   1,599,871
                                                                         -------------  -------------  ----------
Cash Flows From Financing Activities:

  Increase in notes payable to bank....................................     23,350,000     15,607,225   1,123,308

  Decrease in long-term liabilities....................................        (20,000)    (3,190,000)     --

  Repurchase of common stock...........................................       --             --          (375,370)

  Proceeds from exercise of stock options..............................        117,676        498,976      61,633

  Issuance of common stock.............................................         23,517         25,457       5,215

  Payments on notes payable............................................       --             --          (833,054)

  Tax benefit on exercise of non-statutory options.....................         89,000        158,000      --
                                                                         -------------  -------------  ----------
    Net cash provided by (used in) financing activities................     23,560,193     13,099,658     (18,268)
                                                                         -------------  -------------  ----------
Cash Flows From Investing Activities:

  Additions to property, plant and equipment...........................     (3,912,522)    (2,332,051)   (855,912)

  Additions to other assets............................................     (2,911,010)      (671,025)   (623,453)

  Acquisitions, net of cash acquired...................................    (22,039,007)   (10,994,215)     --

  Payments of accrued acquisition costs................................     (1,435,973)    (1,092,292)   (717,500)
                                                                         -------------  -------------  ----------
    Net cash used in investing activities..............................    (30,298,512)   (15,089,583) (2,196,865)
                                                                         -------------  -------------  ----------
Effect of Foreign Currency Translation on Cash.........................       (185,976)        14,762      --

Net Increase (Decrease) in Cash and Cash Equivalents...................        471,970        177,165    (615,262)

Cash and Cash Equivalents, Beginning of Year...........................        206,829         29,664     644,926
                                                                         -------------  -------------  ----------
Cash and Cash Equivalents, End of Year.................................  $     678,799  $     206,829  $   29,664
                                                                         -------------  -------------  ----------
                                                                         -------------  -------------  ----------
Supplemental Disclosure of Cash Flow

Information:

  Income taxes paid (refunded).........................................  $   2,644,700  $     439,081  $  (38,941)

  Interest paid........................................................      1,906,915        688,585     117,533
                                                                         -------------  -------------  ----------
Supplemental Disclosure of Non-Cash

  Investing Activities:

    Summary of entities acquired:

    Fair value of assets acquired......................................  $  27,754,666  $  21,858,037  $   --

    Cash paid..........................................................    (21,811,753)   (11,475,317)     --
                                                                         -------------  -------------  ----------
    Liabilities assumed................................................  $   5,942,913  $  10,382,720  $   --
                                                                         -------------  -------------  ----------
                                                                         -------------  -------------  ----------

See notes to consolidated financial statements.