Form 10-K405, Exhibit 13
period 1998-09-30
WPI GROUP INC
filed 1999-01-07
CIK 881771

Exhibit 13

CORPORATE INFORMATION

CORPORATE OFFICERS

Michael Foster
Chairman and Chief Executive Officer

Dennis Deegan
President and Chief Operating Officer

John Allard
Senior Vice President, Business Development

John Powers
Vice President and Chief Financial Officer

Karen Hebert
Vice President, Human Resources

Timothy Jones
Vice President, Information Solutions Group

Richard Longo
Vice President, Industrial Technology Group

Michael Tule
Vice President, General Counsel and Secretary


INFORMATION SOLUTIONS GROUP

WPI DecisionKey, Inc.                   WPI Husky Computers, Inc.
Manchester, NH                          Clearwater, FL

WPI Husky Computers, Ltd.               WPI Husky Computers GmbH
Rungis Cedex, France                    Lohmar, Germany

WPI Husky Computers, Ltd.               WPI Husky Computers, Ltd.
Lidkoping, Sweden                       Coventry, U.K.

WPI Micro Processor Systems, Inc.       WPI Oyster Termiflex, Inc.
Sterling Heights, MI                    Manchester, NH

WPI Oyster Termiflex, Ltd.
Cwmbran, U.K.


INDUSTRIAL TECHNOLOGY GROUP

WPI Electronics, Inc.              WPI Instruments, Inc.
Warner, NH                         Manchester, NH

WPI Magnetec, Inc.                 WPI Power Systems, Inc.
Warner, NH                         Warner, NH

WPI Modutec (Barbados) Limited
Barbados, West Indies

BOARD OF DIRECTORS

Michael Foster
Chairman and Chief Executive Officer
WPI Group, Inc.

Dennis Deegan
President and Chief Operating Officer
WPI Group, Inc.

John Allard
Senior Vice President, Business Development
WPI Group, Inc.

Stephen Carlotti
Partner
Hinckley, Allen & Snyder

Peter Danforth
General Partner
Kearsarge Ventures, Ltd.

Paul Giovacchini
Senior Investment Manager
Seacoast Capital Corporation

Irving Gutin
Senior Vice President
Tyco International (U.S.), Inc.

Steven Shulman
Managing Director
Latona Associates, Inc.

Bernard Tenenbaum
President
Children's Leisure Products Group
The Jordan Company

AUDITORS

Arthur Andersen LLP
225 Franklin Street
Boston,  MA 02110

SHAREHOLDER INFORMATION


TRANSFER AGENT AND REGISTRAR

State Street Bank & Trust Company
c/o EquiServe
PO Box 8200
Boston, MA 02266-8200
Telephone: 1-800-426-5523

INVESTOR RELATIONS CONTACT

Michele M. Normandin
Investor Relations
WPI Group, Inc.
1155 Elm Street
Manchester, NH 03101
Telephone: (603) 627-3500


FORM 10-K

A  copy  of  the  Company's annual report to the  Securities  and
Exchange Commission on  Form 10-K, exclusive of Exhibits, is available without charge upon written request to Michele Normandin, Investor Relations, WPI Group, Inc.,1155 Elm Street, Manchester, NH 03101,
Telephone (603) 627-3500   FAX  (603) 627-3150

ANNUAL MEETING

The 1999 Annual Meeting of Shareholders is scheduled for February 9, 1999, 10:00 a.m. at the WPI Group, Inc. Corporate Headquarters, 1155
Elm Street, Manchester, NH 03101.

STOCK PROFILE AND ACTIVITY

The Company's common stock is traded on the NASDAQ National
Market System under the symbol WPIC. Set forth below for each quarter of its last 2 fiscal years indicated are the high and low sale prices for WPI Group, Inc.common stock.


                                   1998                 1997
Fiscal Quarter                 High      Low       High       Low
--------------                 ----      ---       ----       ---

First                          $15 1/8   $ 6 7/8   $ 8 1/4    $6 1/8
Second                         $10 1/4   $ 7 1/8   $10 1/2    $6 5/8
Third                          $10 1/2   $ 6 3/4   $ 9        $6 1/8
Fourth                         $ 9 1/4   $ 4 3/4   $12 5/8    $8 1/8


The number of shareholders of record on December 7, 1998, was approximately 3,500. No dividends have been paid on the common stock to date, and the Company does not expect to pay cash dividends in the foreseeable future.

               WPI GROUP, INC. AND SUBSIDIARIES

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This  review  should  be read in conjunction with  the  consolidated
financial   statements   and  related  notes   beginning   on   page
21 of this Annual Report. In addition to historical information, this Annual Report contains forward-looking statements that involve risks
and   uncertainties  that  could  cause  actual  results  to  differ
materially.   Factors  that  might  cause  or  contribute  to   such
differences include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers should carefully review the risks described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in
1999.   Readers  are cautioned not to place undue  reliance  on  the forward-looking statements, which speak only as of the date of  this
Annual  Report.   The Company undertakes no obligation  to  publicly
release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

Net sales increased 52% to $94.9 million in 1998 from $62.5 million in 1997. The increase was due primarily to a full year of sales from WPI Husky Computers, Ltd. in 1998 and the addition of WPI Instruments, Inc. sales following the August 3, 1998 acquisition.

Gross profit in 1998 increased 58% to $39.4 million from $24.9 million in 1997. As a percentage of sales, gross profit grew to 42% from 40% in 1997. The increase was due primarily to the change in product mix.

Research and new product development expenses increased 28%  to
$5.1 million  in  1998 from $4.0 million in  1997.  As  a
percentage   of  sales,  research  and  new  product  development
expenses decreased to 5% in 1998 from 6% in 1997.

Selling, general and administration expenses increased 51% to $25.5 million in 1998 compared to $16.9 million in 1997. As a percentage of sales, selling, general and administration expenses were 27% in 1998 and 1997.

The Company recognized a $1.3 million impairment loss related to the write-off of capitalized sotware development costs in 1998.

Operating income increased $7.4 million from $3.3 million in 1997. The increase in operating income was primarily the result of higher net sales and higher gross profit margins, and reduced operating expense as a percentage of net sales.

Other income (expense) increased to ($3.7 million) in 1998 from ($1.4 million) in 1997. The increase was due primarily to
an   increase  in  interest  expense  on  debt  related  to   the
acquisition of Husky Computers in 1997 and ANG Instruments in 1998.

Income before provision for income taxes increased to $3.7 million in 1998 compared to $2.0 million in 1997. The increase was primarily due to the inclusion of a full year of Husky Computers in 1998.

The Company's consolidated income tax rates, as a percentage of pre-tax income, were 33% and 43% for 1998 and 1997, respectively.
The decrease in 1998 was a result of the tax treatment of foreign income and foreign tax credits, recognized thereon.


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

Research and new product development expenses increased 36% to $4.0 million in 1997 from $2.9 million in 1996. As a percentage of sales, research and new product development expenses were 6% in both years. The increase was due primarily to the acquisitions discussed above and additions to engineering staff for the development of new products that support internal growth.
                              - 141 -

Selling, general and administration expenses increased 57% to $16.9 million in 1997, compared to $10.8 million in 1996. As a percentage of sales, selling, general and administration expenses increased to 27% from 23% in 1996. The increase was primarily due to expenses incurred in connection with the acquisition of Husky Computers, Ltd., expenses incurred in the realignment of WPI's Information Solutions Group and certain other expenses, including the increase in reserves related to litigation concerning the collection of two outstanding receivables.

Operating income decreased 21% to $3.3 million from $4.2 million in 1996. The decrease in operating income was primarily due to an increase in expenses incurred in connection with the acquisition of Husky Computers, Ltd., expenses incurred in the realignment of WPI's Information Solutions Group and certain other expenses, including the increase in reserves related to litigation concerning the collection of two outstanding receivables.

Other income (expense) increased to ($1.4 million) in 1997, from ($.4 million) in 1996. The increase was due primarily to an increase in interest expense on debt related to the acquisitions discussed above. Other income consists primarily of income from the surrender of a lease by the lessee related to a building acquired in 1997.

Income  before  provision  for income  taxes  decreased  to  $2.0 million in 1997, compared to $3.7 million in 1996. The decrease was primarily due to the acquisition, restructuring and other expenses discussed above.

The Company's consolidated income tax rates, as a percentage of pre-tax income, were 43% and 33% for 1997 and 1996, respectively.
The increase in 1997 was a result of higher foreign income and nondeductible goodwill.

LIQUIDITY AND CAPITAL RESOURCES

As of September 27, 1998, the Company had working capital of $21.3 million versus $17.0 million at September 28, 1997. Net cash provided by operating activities totaled $5.6 million in 1998 and $7.4 million in 1997.

As of September 27, 1998, the Company had no material commitments for capital expenditures.

The Company has a $75 million credit facility with a syndication of banks, consisting of a $20 million revolving line of credit which expires on September 30, 2003, and term notes totaling $55 million payable in varying quarterly installments commencing on December 31, 1998, through September 30, 2004. At September 27, 1998, the Company's borrowing under the credit facility totaled $64.1 million. The agreement contains certain restrictive covenants, including financial covenants, one of which the Company was not in compliance with at September 27, 1998. In December 1998, the Company reached an agreement with the banks to waive the event of non-compliance under the existing agreement as of September 27, 1998, and amend future financial covenants. In addition, the amendment provides the Company's revolving credit facility borrowings cannot exceed $15,000,000 and interest on all borrowings is increased by 1% per annum during the Company's fiscal quarter ending March 28, 1999. Based on current forecasts, the Company believes it will be in compliance with the covenants as amended throughout 1999.

The Company believes that its existing sources of liquidity and anticipated cash flow from operations will satisfy the Company's working capital and capital expenditure requirements for the foreseeable future.

INFLATION

The Company does not believe that inflation has had a significant impact on its results of operations in the last three years.

YEAR 2000

WPI has established its Year 2000 Project in order to evaluate the issue of computer software and embedded computer chips that are not able to distinguish between the year 1900 and the year 2000. WPI' s Year 2000 Project is divided into three major sections: (1) IT systems (which examine operating systems and business applications software); (2) External agents (which examine third party suppliers and customers); and (3) Product issues (which involve Year 2000 issues inherent in products sold by WPI).

The  IT  systems section evaluates hardware and systems software.
WPI has substantially completed its evaluation of its main internal operating systems and business application software. As a result of this evaluation, WPI has begun the process of implementing the necessary changes and testing its internal
systems  to achieve  Year  2000  compliance in this area.   This
process is currently on schedule. WPI estimates that if this process stays on schedule, IT systems are expected to be Year 2000 compliant by mid 1999.
                              - 142 -

The external agents section includes the process of identifying and prioritizing critical suppliers and customers at the direct interface level, and communicating with them about their plans
and  progress  in  addressing the year 2000 problem.   Year  2000
compliance issues at critical suppliers create risks for WPI, since their inability to operate effectively could impact our business. Evaluations of the most critical third parties have
been  initiated  and  should   be completed  by mid 1999.   These
evaluations will be followed by corrective actions and the development of contingency plans, if considered necessary.

The  product  issues section includes the process of  identifying any product sold by WPI which may not be Year 2000 compliant, determining a corrective course of action and disseminating information about Year 2000 compliance to customers. Although
most  of  WPI's products  that   have   integrated   software
or embedded microprocessors  are  Year  2000  compliant,
there  can  be   no assurances  that  all of  WPI's products
are  currently  Year  2000 compliant.   Detailed evaluations
of certain products have been initiated, and completion of this phase of the Company's Year 2000 Project should occur by mid 1999. These evaluations will be followed by corrective actions and the development of contingency plans, if considered necessary.

Total costs associated with required IT systems modifications to become Year 2000 compliant and product issues are not expected to have a material effect on the consolidated results of operations, cash flows or financial position of WPI.

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third party suppliers and customers, WPI is unable to determine at this, time whether the consequences of Year 2000 failure will have a material impact on WPI's results
of   operations,  liquidity  or  financial  condition.   However,
management   believes   that  WPI's  Year   2000   Project   will
significantly reduce WPI's level of risk regarding the Year  2000 problem.

            WPI GROUP, INC. AND SUBSIDIARIES


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




TO WPI GROUP, INC.:

We have audited the accompanying consolidated balance sheets of WPI Group, Inc. (a New Hampshire corporation) and subsidiaries as of September 27, 1998 and September 28, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 27, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WPI Group, Inc. and subsidiaries as of September 27, 1998 and September 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 1998, in conformity with generally accepted accounting principles.





Arthur Andersen LLP


Boston, Massachusetts
December 10, 1998

(except with respect to the
matter discussed in Note 3, as to
which the date is December 27, 1998).

                WPI GROUP, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 27, 1998

1.   Business and Summary of Significant Accounting Policies
     -------------------------------------------------------
Business  - WPI Group, Inc. (the "Company") designs, manufactures and  markets  high, valued-added information and  industrial technology products  used  for  a wide range of applications.
The  Company operates  through  two business units: The Information
Solutions Group  and   the  Industrial Technology Group.   The
Information Solutions Group consists of WPI Termiflex/Micro Palm,
WPI  Oyster Terminals,  WPI  Micro Processor Systems (MPSI), WPI
DecisionKey and  WPI  Husky  Computers - providers of  computers,
terminals, software   and   information-related  services.  The
Industrial Technology  Group  consists of WPI Electronics, WPI
Instruments, WPI Magnetec and WPI Power Systems - all providers of highly engineered electrical and electronic equipment, electromechanical devices and precision electromechanical instruments.

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

Fair Value of Financial Instruments - The carrying amounts reported on the consolidated balance sheet for cash, receivables, payables, accrued expenses and debt approximate fair value.

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


Inventories  -  Inventories  are stated  at  the  lower  of  cost
(principally first-in, first-out method) or market and include materials, labor and manufacturing overhead.

     Inventories consist of:
                                  1998        1997
                                  ----        ----

          Raw materials          $ 7,684,405  $6,229,097
          Work in process          4,758,535   2,192,096
          Finished goods           1,745,346   1,474,659
                                 -----------  ----------
                                 $14,188,286  $9,895,852
                                 ===========  ==========

Property, Plant and Equipment - Property, plant and equipment are recorded at cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred, whereas major betterments are capitalized as additions to property, plant and equipment. The provision for depreciation and amortization has been calculated using the straight-line method over the assets estimated useful lives.

The  components  of  property,  plant  and  equipment  and  their estimated useful lives are as follows:
                                       Useful Life     1998          1997
                                       -----------     ----          ----

      Construction in progress         -               $    383,381  $   106,578
      Land and land improvements       15                   372,160      575,702
      Buildings and improvements       39                 6,526,335    6,245,060
      Machinery and equipment          7                  6,804,733    5,760,280
      Tooling and dies                 3 - 7              2,171,373    2,002,894
      Office equipment                 5 - 7              4,260,030    3,023,844
      Equipment under capital leases   5                    645,420      643,176
                                                       ------------  -----------
                                                         21,163,432   18,357,534
      Less: accumulated depreciation                     (5,649,141)  (2,606,683)
                                                       ------------  -----------
                                                       $ 15,514,291  $15,750,851
                                                       ============  ===========

Goodwill and Other Intangibles  - The excess of the purchase price over the fair  value of  net  assets acquired in an acquisition is included in  other assets in the accompanying consolidated balance sheets and  is  being  amortized over 5 to 25 years on  a composite
straight-line basis.   The  Company  periodically evaluates  the
existence  of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected undiscounted net cash flows of the related business unit. Goodwill and other intangibles (net of accumulated amortization) was approximately $48,799,000 and $30,914,000 at the end of
1998  and 1997,   respectively.   Amortization amounted to approximately
$1,521,000, $971,000 and $526,000 for 1998, 1997 and 1996,  respectively.

Deferred Product Enhancement Costs - Deferred product enhancement costs  represent incremental direct costs specifically identified with the adaptation and enhancement of existing commercial products to meet the needs of specifically identified customers or markets. Such  costs  are  amortized  on a straight-line  basis over the estimated economic useful lives of the related products which presently do not exceed five years. Periodically, the Company evaluates each product on a number of factors, including but not limited to: customer and/or market projections of ongoing business; projected units for the following year, when available; our customers' evaluation of the state of the technology; and estimated stage of
the  life cycle of the product.  The Company also reviews   sales
during the previous year and the future gross margin analysis projections of the product. The amortization of these costs are included in cost of sales and amounted to approximately
$976,000, $640,000  and $394,000 for 1998, 1997 and 1996,
respectively. The table set forth below details the costs and accumulated amortization for deferred product enhancement costs:

                                            1998          1997
                                            ----          ----

  Deferred product enhancement costs        $ 5,848,962   $ 4,066,491
  Less: accumulated amortization             (1,918,818)   (1,174,601)
                                            -----------   ------------
                                            $ 3,930,144   $ 2,891,890
                                            ===========   ============

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

During the fourth quarter of 1998, the Company performed a review of these costs and recorded a charge of approximately $1,312,000 to write-off all previously capitalized software development costs.

Long-Lived Assets - In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," the Company evaluates the recoverability of its carrying value of the Company's long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets compared to the original estimates used in measuring the assets. To the extent impairment is identified, the Company reduces the carrying value of such impaired assets. To date, the Company has not had any such impairments.

Income Taxes - In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings  Per Share - The Company has adopted SFAS No.   128,
"Earnings  Per  Share."   This  statement   modifies disclosure
requirements for companies required to report earnings per  share
(EPS) to include presentations of Basic EPS (which includes no dilution of common stock equivalents) and, if applicable, Diluted EPS (which reflects the potential dilution of common stock equivalents). All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the SFAS No. 128 requirements. Options to purchase approximately 144,000, 18,000 and 21,000 shares of common stock were outstanding during 1998, 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

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

During the year ended September 27, 1998, the Company recognized net foreign exhange losses of approximately $247,000, primarily resulting from intercompany transactions with foreign subsidiaries. The foreign exchange loss has been recorded in the consolidated statements of income. As of September 27, 1998, the Company has not entered into any foreign currency contracts to hedge this exposure.

Recent Accounting Pronouncements - In 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. SFAS No. 131 is effective for the Company's fiscal year ending September 1999 financial statements and interim financial statements thereafter. The Company is currently evaluating the impact of SFAS No. 131 on its financial statement disclosures.

In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, the accounting treatment of changes in fair value is based on the nature of the hedge. SFAS No. 133 is effective for the Company's fiscal year ending September 2000. The Company is currently evaluating the impact of SFAS No. 133 on its financial statements and related disclosures.

Reclassifications - Certain prior year amounts have been reclassified to conform with current year presentation.

2.  Other Assets

   Other assets consist of:

                                             1998          1997
                                             ----          ----

       Goodwill and other intangibles        $52,325,255  $33,084,163
       Deferred product enhancement costs      5,848,962    4,066,491
       Debt issuance cost                      1,196,500        -
       Software development costs                 -           923,772
                                             -----------  ------------
                                              59,370,717   38,074,426
       Less: accumulated amortization         (5,238,300)  (3,270,540)
                                             -----------  ------------

                                             $54,132,417  $34,803,886
                                             ===========  ============

3.  Long-Term Debt

    The Company has a $75,000,000 secured credit facility with a syndication of banks. The credit agreement consists of three components.
    The first is a $20,000,000 revolving credit facility which expires on September 30, 2003, at which time all revolving credit facility borrowings are due and payable. Under terms of the credit agreement, availability on the revolving credit facility is limited to 75% and 25% of eligible accounts receivable and inventories, respectively. Borrowing on the revolving credit facility aggregated $9,089,843 at September 27, 1998. The second component is a $30,000,000 term loan which expires on September 30, 2003 and is payable in quarterly installments ranging from $750,000 to $2,250,000. The third component is a $25,000,000 term loan which expires on September 30, 2004, and is payable in equal quarterly installments ranging from $62,500 for the first five years to $5,937,000 during the sixth year. As of September 27, 1998, aggregate borrowings under the bank credit agreement total $64,089,843.

    Interest on the revolving credit facility and $30,000,000 term loan borrowing is payable monthly at LIBOR (5.625% at September 27, 1998) plus 2.5% or prime rate (8.25% at September 27, 1998) plus 1.25% through March 31, 1999. Interest on the $25,000,000 term loan borrowing is payable monthly at LIBOR plus 3% or prime rate plus 1.75% through March 31, 1999. After March 31, 1999 interest rates are subject to modification based on a ratio of total debt to earnings before interest, taxes, depreciation and amortization (EBITDA). In the event of default, the interest rates on all borrowings are increased by 2% per annum.
    The Company is required to pay an annual commitment fee equal to 0.5% on the unused revolving credit facility and an annual agency fee.

    The agreement contains certain restrictive covenants, including the Company's ability to incur additional indebtedness and pay dividends. In addition, the agreement specifies financial covenants related to maximum annual capital expenditures, minimum quarterly interest and principal coverage ratio, minimum levels of net worth and maximum total debt to EBITDA ratio. As of September 27, 1998, the Company was not in compliance with the total debt to EBITDA ratio required under the terms of the agreement. In December 1998, the Company reached an agreement with the banks to waive the event of non-compliance under the existing agreement as of September 27, 1998, and amend future financial covenants. In addition, the amendment provides the Company's revolving credit facility borrowings cannot exceed $15,000,000 and interest on all borrowings is increased by 1% per annum during the Company's fiscal quarter ending March 28, 1999. Based on current forecasts, the Company believes it will be in compliance with the covenants as amended throughout 1999.

    On August 3, 1998, the company issued $2,750,000 in promissory notes in connection with the acquisition of certain assets and technology of ANG Instruments. The notes were recorded at a 8.25% discount rate which represents a net present value of $2,335,533. Principal and interest payments totaling $51,563 are payable monthly over the four years commencing September 1, 1998. At September 27, 1998, the outstanding balance was $2,064,869.

    On August 6, 1998, the Company issued a $200,000 promissory note in connection with the acqusition of the Lucas sensor product line. The note bears interest at a rate of 9% per annum. The note and related interest are due and payable on July 31, 2000.

    The scheduled maturities of notes payable outstanding as of September 27, 1998, are as follows: 1999-$3,715,748; 2000-$5,455,659; 2001-$6,798,990;
    2002-$8,294,472; 2003-$18,339,843 and 2004-$23,750,000.




4.  Accrued Expenses

  Accrued expenses consist of:
                                           1998          1997
                                           ----          ----

       Payroll and related amounts         $1,760,902  $   906,075
       Warranty                             1,477,538    1,032,066
       Acquisition related                    872,085      286,226
       Deferred revenue                       471,760      326,896
       Leases                                 359,657      576,499
       Interest                               395,193      359,801
       Other                                  648,169      551,414
                                           ----------  -----------
                                           $5,985,304  $ 4,038,977
                                           ==========  ===========

5. Income Taxes

The components of federal and state income taxes are as follows:
                                  1998          1997        1996
                                  ----          ----        ----

      Current
        Federal                   $  457,000    $  -        $  900,000
        State                        137,000       -           156,000
        Foreign                    1,871,000      22,000       124,000
                                 -----------    --------    ----------
                                   2,465,000      22,000     1,180,000
                                 ===========    ========    ==========

       Deferred
        Federal                   (1,153,000)   263,000       41,000
        State                        (87,000)    36,000        6,000
        Foreign                         -       534,000         -
                                 -----------  ---------   ----------
                                  (1,240,000)   833,000       47,000
                                 -----------  ---------   ----------
                                  $1,225,000  $ 855,000   $1,227,000
                                 ===========  =========   ==========

A reconciliation of income taxes at the federal statutory rate of
34%  to  income taxes at the Company's effective tax rate  is  as follows:
                                   1998          1997          1996
                                   ----          ----          ----

     Income tax at 34% of income
     before provision for
     income taxes                  $ 1,262,000   $   670,000   $ 1,274,000
     State income tax provision
      (benefit)
      (net of effect of
       federal tax)                   (112,000)       61,000       173,000
     Goodwill amortization             464,000       247,000        88,000
     Impact of foreign income
       transcactions and
       rate differentials             (214,000)      170,000          -
     Net foreign tax credit           (206,000)         -             -
     Other                              31,000      (293,000)     (308,000)
                                   -----------   -----------  ------------

                                   $ 1,225,000   $   855,000   $ 1,227,000
                                   ===========   ===========   ============



The  approximate  income  tax  effect  of  temporary  differences comprising  the  deferred  tax  assets  and  liabilities  are  as follows:
                                       1998        1997
                                       ----        ----

      Prepaid
        Software development costs     $  453,000  $      -
        Inventory related                 353,000      248,000
        Bad debt reserve                  424,000      436,000
        Warranty reserve                  200,000      203,000
        Payroll related                   115,000      172,000
        Foreign net operating
        loss carryforwards                805,000      805,000
        Other                             202,000      134,000
                                       ----------   ----------
                                       $2,552,000   $1,998,000
                                       ==========   ==========
      Deferred
        Fixed asset differences        $1,402,000   $1,618,000
        DISC deferral                   1,116,000      731,000
        Goodwill                          490,000      480,000
        Deferred enhancement costs        164,000      548,000
        Deferred software
        development                          -         255,000
        Other                             (80,000)      77,000
                                       ----------    ----------
                                       $3,092,000    $3,709,000
                                       ==========    ==========

The Company has recognized deferred tax assets associated with approximately $2,150,000 of foreign net operating losses which are subject to adjustement.

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

A summary of stock option activity for each of the three years in the period ended September 27, 1998, is as follows:
                                     Shares Under      Weighted-Average
                                     Option            Exercise Price
                                     ------------      ----------------

    Outstanding, September 24,1995   365,400           $ 2.68
         Exercised                  (218,017)            1.99
         Terminated                  (22,167)            2.84
         Granted                     189,730             4.18
                                     -------------     -----------------

    Outstanding, September 29,1996   314,946             4.02
         Exercised                   (41,750)            2.87
         Terminated                  (19,500)            7.07
         Granted                     276,000             6.66
                                     ------------      -----------------

    Outstanding, September 28,1997   529,696             5.38
         Exercised                   (20,750)            3.83
         Terminated                  (38,000)            7.36
         Granted                     296,000             9.60
                                     ------------      -----------------
    Outstanding, September 27,1998   766,946           $ 6.95
                                     ============      =================




The following is a summary of options outstanding and exercisable at September 27, 1998:
                        Options Outstanding                                   Options Exercisable
                        -------------------                                    -------------------
                    Number       Weighted Average                       Number
Range of            Outstanding  Remaining         Weighted Average     Exercisable       Weighted Average
Exercise Prices     at 9/27/98   Contractual Life  Exercise Price       at 9/27/98        Exercise Price
---------------     ----------   ----------------  ---------------      -----------       ----------------

$2.00 to $ 4.50     146,166      6.5 years         $ 2.87               146,166           $ 2.87
$4.51 to $ 6.50     288,780      7.8                 6.24               173,291             6.18
$6.51 to $ 9.00     194,500      9.3                 8.13                25,500             7.84
$9.01 to $11.13     137,500      9.1                11.13                   -                -
                    -------                                             -------
                    766,946      8.1                 6.95               344,957             4.90
                    =======                                             =======

In 1995, the Financial Accounting Standards Board issued SFAS No.
123, "Accounting for Stock-Based Compensation,"  which sets forth a fair value based method of recognizing stock- based
compensation expense.  As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock- based compensation plans. Had compensation for the stock option plans been determined using the fair value at the grant dates for awards under those plans, consistent with the
guidelines of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts listed below:
                                     1998        1997          1996
                                     ----        -----         ----
Pro forma net income                 $1,962,085   $ 874,224     $ 2,469,803

Pro forma diluted earnings per share       0.32        0.14            0.41



Consistent with SFAS No. 123, pro forma net income and earnings per share have not been calculated for options granted prior to September 24, 1995. Pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of options granted was $4.68, $3.39 and $1.43 for for options granted during 1998, 1997 and 1996, respectively. The values were estimated on the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions used for grants in 1998,1997 and 1996 respectively; risk-free interest rates ranging from 5.38% to 6.64%, expected dividend yield of 0% for the periods, expected options lives of 5 years and expected volatilities ranging from 43.1% to 49.5%.

B) WPI Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on June 1, 1997.The Purchase
Plan is a qualified stock purchase plan under the Internal Revenue Code covering all employees of the Company, except employees who are owners of 5% of the Company's stock. Eligible employees can purchase shares on a quarterly basis on December 15, March 15, June 15 and September 15. The minimum purchase amount is 10 shares per quarter to a maximum of 400 shares per year. The purchase price of the shares is 93% of the average of the closing prices of the common stock during the period of 5 trading days ending on the purchase date. An aggregate of 30,000 shares were reserved for issuance under the Purchase Plan. Shares purchased under the Company's Purchase Plan were 7,582, 2,865 and 4,085 in 1998, 1997 and 1996, respectively.


C) WPI Stock Bonus Award Plan

The Company's Stock Bonus Award Plan (the "Bonus Plan")was adopted by the Board of Directors on June 1, 1997. All employees of the Company, except employees who are owners of 5% or more of the Company's stock, are eligible to participate in the Bonus Plan. The Bonus Plan allows for the award of shares of the Company's common stock. Awards under the Bonus Plan are made at the discretion of the Chief Executive Officer to employees who have demonstrated outstanding performance and commitment in their employment with the Company. An aggregate of 20,000 shares were reserved for issuance under the Bonus Plan. Shares awarded under the Company's Bonus Plan were 3,135, 4,525 and 5,170 in 1998, 1997 and 1996, respectively. The compensation expense related to these awards is not significant.

7. Employee Benefits

A) Post Retirement Benefits

The Company has no obligation for post-retirement benefits.

B) WPI 401k Plan

In 1990, the Company established a Profit-Sharing 401(k) Plan for the benefit of eligible United States employees, whereby the Company matches a portion of the employees' contributions to the plan. During 1998, the Company matched 50% of the first 4% of
employees'  contributions.   The Company's  expense  relating  to
this plan amounted to approximately $246,000, $213,000 and $150,000 in 1998, 1997 and 1996, respectively.

C) WPI Group UK Money Purchase Pension Plan

The Company has defined contribution pension schemes for the majority of its full-time employees located in the United Kingdom. The Company's expense relating to the schemes amounted to approximately $358,000, $135,000, and $6,000 in 1998,1997 and 1996, respectively.

8. Significant Customers

The Company markets its products to customers in diversified industries in the United States and Europe. For the year ended September 27, 1998, no one customer accounted for 10% of total Company sales. For the year ended September 28, 1997, one customer accounted for 11% of total Company sales. For the year ended September 29, 1996, two customers accounted for 11% and 10% respectively, of total Company sales.

9.   Acquisitions

In August, 1998, the Company acquired certain assets and technology of ANG Instruments, a manufacturer of avionics components and subsystems, inertial sensors and panel meters, as well as a sensor product line from Lucas Control Systems. The purchase price consisted of approximately $23.5 million in cash, notes payable of approximately $2.5 million plus assumed liabilities and expenses totaling an additional $2.5 million. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to tangible assets acquired based on their estimated fair value of $9.1 million and goodwill and other intangibles of $19.4 million which is being amortized on a straight-line basis over a composite life of 25 years.

The Company's balance sheet at September 27, 1998, includes estimates of the fair value of assets and liabilities acquired, based upon preliminary studies. Resolution of any contingencies that exist at acquisition date may result in adjustments to goodwill, if appropriate, and are not expected to be material.

In June 1997, a subsidiary of the Company acquired all the outstanding capital stock of Husky Computers Ltd., a manufacturer of handheld computers. In July 1996, a subsidiary of the Company acquired all the outstanding capital stock of Oyster Terminals, Ltd., a manufacturer of handheld programmable terminals. In November 1995, the Company acquired all the outstanding capital stock of Micro Processor Systems, Inc. (MPSI) a developer and marketer of electronic test and diagnostic hardware and software for heavy- and light-duty vehicles. Each of the acquisitions were accounted for using the purchase method.

The   following  summarized,  unaudited  pro  forma  results   of
operations for the years ended September 27, 1998, September  28,
1997  and  September 29, 1996, assume the acquisitions  of ANG
Instruments Group, Husky Computers,  Ltd., Oyster Terminals,  Ltd.,
and MPSI, occurred as of the beginning of  the  respective periods
(dollars in thousands except per share amounts):
      Pro forma: (unaudited)         1998        1997        1996
                                     ----        ----        ----

        Net sales                    $109,320    $ 106,602   $  87,721
        Net income (loss)               1,466       (1,621)      1,414
        Earnings (loss) per share
           Basic                         0.24        (0.27)       0.24
           Diluted                       0.24        (0.26)       0.24

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

As  of  September  27, 1998, the aggregate future  minimum  lease commitments under operating and capital leases obligations are as follows:
                                       Operating     Capital
        Fiscal Year                    Leases        Leases
        -----------                    ---------     -------

        1999                           $1,555,000    $  234,000
        2000                            1,309,000       123,000
        2001                            1,106,000         2,000
        2002                            1,011,000          -
        2003                              628,000          -

                                       ----------    ----------
        Total minimum lease payments   $5,609,000    $  359,000
                                       ==========
        Less amount representing
        interest                                        (10,000)
                                                     ----------
        Present value of total
        minimum lease payments                       $  349,000
                                                     ==========

Total rent expense charged to operations for 1998, 1997 and  1996
totaled   approximately   $1,733,000, $634,000  and   $110,000,
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

On January 30, 1998, the Company completed the sale of its production and sales facility located in Merrimack, NH. Net proceeds from the sale of the facility totaled approximately $1,463,000.

12.  Other, Net

During  1997,  the  Company recognized  income  of  approximately
$512,000 in connection with the surrender of a lease by the lessee related to a building acquired in 1997.

On December 29, 1995, the Company had a fire at its Warner, NH facility. The Company has recorded a gain of approximately $111,000 and $364,000 in 1997 and 1996, respectively, related to insurance recoveries, which is included in other income, net. In addition to the insurance recoveries related to the property damage and related expenses, including those associated with expedited construction under winter conditions, the Company was reimbursed in 1996 by the insurance carrier for business interruption costs of approximately $1,200,000 that have been offset in cost of sales.

13. Business Segment and Geographical Information

The Company's business segments are:

     - Information Solutions: rugged, handheld passive and programmable terminals and computers, vehicle diagnostic information systems, and decision support software.

     - Industrial Technology: power systems, electronics, solenoids, avionic components, inertial sensors and panel meters.


Business Segment
Information
(in thousands)

                                     September 27,    September 28,    September 29,
                                     1998             1997             1996
                                     -------------    -------------    -------------

Net Sales:
     Information Solutions           $69,536          $35,546          $20,427
     Industrial Technology            25,360           26,937           27,071
                                     -------------    -------------    --------------
                                      94,896           62,483           47,498
                                     -------------    -------------    --------------


Operating Income:
     Information Solutions            10,574            2,840            3,413
     Industrial Technology             2,878            3,839            4,160
     Corporate (a)                    (6,027)          (3,355)          (3,378)
                                     --------------   -------------    --------------
                                       7,425            3,324            4,195
                                     --------------   -------------    --------------

Identifiable Assets:
     Information Solutions            33,126           30,593           15,966
     Industrial Technology            22,181           12,209           13,348
     Corporate (b)                    54,816           35,699           21,361
                                     --------------   -------------    --------------
                                     110,123           78,501           50,675
                                     --------------   -------------    --------------

Capital Expenditures:
     Information Solutions             1,432            3,054              399
     Industrial Technology               367              635            1,818
     Corporate                           135              224              115
                                     --------------   -------------    --------------
                                       1,934            3,913            2,332
                                     --------------   -------------    --------------

Depreciation and Amortization:
     Information Solutions             2,677            1,447              579
     Industrial Technology             1,099              871              859
     Corporate                         1,648            1,091              549
                                     --------------   -------------    --------------
                                     $ 5,424          $ 3,409          $ 1,987
                                     --------------   -------------    --------------


Geographical Segment Information (from point of manufacture)
(in thousands)

                                     September 27     September 28,    September 29,
                                     1998             1997             1996
                                     ------------     -------------    -------------


Net Sales:
     United States (c)                $ 58,682        $ 50,917         $ 46,042
     Europe                             36,214          11,566            1,456
                                     ------------     -------------    --------------
                                        94,896          62,483           47,498
                                     ------------     -------------    --------------

Operating Income:
     United States                       5,660           4,521            6,990
     Europe                              7,792           2,158              583
     Corporate (a)                      (6,027)         (3,355)          (3,378)
                                     ------------     -------------    --------------
                                         7,425           3,324            4,195
                                     ------------     -------------    --------------


Identifiable Assets:
     United States                      35,035          25,943           26,167
     Europe                             20,272          16,859            3,147
     Corporate (b)                      54,816          35,699           21,361
                                     ------------    -------------     --------------
                                     $ 110,123       $  78,501         $ 50,675
                                     ------------    -------------     --------------

(a) Includes corporate expenses and amortization of goodwill.

(b) Primarily cash, prepaid and refundable income taxes, corporate prepaid expenses, other assets, property and equipment at the Company's corporate offices.

(c) Includes export sales of $5,856,$6,510 and $7,449 in 1998, 1997, and 1996, respectively.

14.   Selected Quarterly Financial Information (Unaudited)

Selected  quarterly  financial information for  the  years  ended
September 27, 1998 and September 28, 1997 is as follows:
(in thousands, except earnings per share)

                       First        Second      Third       Fourth
                       Quarter      Quarter     Quarter     Quarter

1998
Net sales              $21,844      $23,254     $24,397      $25,401
Gross profit             8,799        9,661      10,522       10,403
Net income (loss)          912        1,052       1,368         (846)
Earnings (loss)
per share
  Basic                   0.15         0.18        0.23        (0.14)
  Diluted                 0.15         0.17        0.22        (0.14)


1997
Net sales              $14,109      $14,222     $15,562     $18,590
Gross profit             5,580        5,703       6,168       7,481
Net income (loss)          776          862       1,007      (1,529)
Earnings (loss)
per share
  Basic                   0.13         0.14        0.17       (0.26)
  Diluted                 0.13         0.14        0.16       (0.25)

                 WPI GROUP, INC AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS

September 27, 1998 and September 28, 1997           1998          1997
-----------------------------------------           ----          ----

ASSETS

Current Assets
 Cash and cash equivalents                         $   159,518    $   678,799
 Accounts receivable - net of allowance
    for doubtful accounts
    of $1,283,000 and $1,237,000 in
    1998 and 1997, respectively                      21,123,792     12,173,012
 Accounts receivable - other                            270,611        249,393
 Inventories                                         14,188,286      9,895,852
 Prepaid expenses and other current assets            1,562,048      1,134,125
 Prepaid income taxes                                 2,551,616      1,998,160
 Refundable income taxes                                620,578      1,816,897
                                                   ------------    -----------
    Total current assets                             40,476,449     27,946,238
                                                   ------------    -----------
Property, Plant and Equipment, at cost,
 less accumulated depreciation                       15,514,291     15,750,851
Other Assets                                         54,132,417     34,803,886
                                                   ------------   ------------
                                                   $110,123,157    $78,500,975
                                                   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Current portion of long-term debt                 $  3,715,748    $      -
 Accounts payable                                     7,776,470      6,336,756
 Accrued expenses                                     5,985,304      4,038,977
 Accrued income taxes                                 1,672,166        603,473
                                                   ------------    -----------
    Total current liabilities                        19,149,688     10,979,206
                                                   ------------    -----------
Long-Term Debt                                       62,638,964     42,000,000
                                                   ------------    -----------
Deferred Income Taxes                                 3,091,995      3,708,914
                                                   ------------    -----------
Commitments

Stockholders' Equity

 Common stock, $.01 par value;
 authorized  20,000,000
 shares; issued and
 outstanding 6,028,204 and
 5,996,737 shares in 1998 and
 1997, respectively                                      60,282         59,967
 Additional paid-in capital                          14,169,771     13,992,540
 Retained earnings                                   10,418,044      7,931,562
 Cumulative foreign currency translation
 adjustments                                            594,413       (171,214)
                                                   ------------    -----------
       Total stockholders' equity                    25,242,510     21,812,855
                                                   ------------    -----------
                                                   $110,123,157    $78,500,975
                                                   ============    ===========


See notes to  consolidated financial statements.
                                 - 157 -

                 WPI GROUP, INC AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 27, 1998, September 28, 1997 and
September 29, 1996

                                                  1998         1997          1996

Cash Flows From Operating Activities
 Net Income                                      $  2,486,482   $  1,115,761  $  2,521,190
                                                 ------------   ------------  ------------
  Adjustments to reconcile net income
  to net cash provided by operating activities:
  Depreciation and amortization                     5,424,802     3,409,364     1,986,612
  Write-off of software development costs           1,312,283         -              -
  Deferred income taxes                            (1,173,110)      860,307       514,498
  Non-cash compensation                                25,775       104,231        19,126
  Changes in current assets and
  liabilities, net of effects of
  acquisitions:
   Accounts receivable                             (6,008,180)    2,896,916    (3,888,310)
   Accounts receivable - other                         25,480     1,369,480    (1,464,498)
   Inventories                                        825,685     1,733,357       178,270
   Prepaid expenses and other current assets         (260,962)       52,521        32,267
   Refundable income taxes                          1,201,651    (1,269,147)     (446,657)
   Accounts payable                                    66,926      (500,407)    1,280,236
   Accrued expenses                                   632,823    (1,357,394)      850,561
   Accrued income taxes                             1,016,789    (1,018,724)      569,033
                                                 ------------   ------------  -----------

     Total adjustments                              3,089,962     6,280,504      (368,862)
                                                 ------------   -----------   -----------

     Net cash provided by operating                 5,576,444     7,396,265     2,152,328
     activities                                  ------------   -----------   -----------

Cash Flows From Financing Activities
 Proceeds from long-term debt                      62,893,343    23,350,000    15,607,225
 Payments of long-term debt                       (42,270,664)      (20,000)   (3,190,000)
 Proceeds from exercise of stock
 options                                               79,469       117,676       498,976
 Issuance of common stock                              50,302        23,517        25,457
 Tax benefit on exercise of non-
 statutory options                                     22,000        89,000       158,000
                                                 ------------   -----------   -----------
     Net cash provided by
     financing activities                          20,774,450    23,560,193    13,099,658
                                                 ------------   -----------   -----------
Cash Flows From Investing Activities
 Additions to property, plant and
 equipment                                         (1,934,052)   (3,912,522)   (2,332,051)
 Proceeds from sales of property,
 plant and equipment                                1,462,894         -             -
 Additions to other assets                         (2,611,857)   (2,911,010)     (671,025)
 Acquisitions, net of cash acquired               (23,495,000)  (22,039,007)  (10,994,215)
 Payments of accrued acquisition
 costs                                               (362,152)   (1,435,973)   (1,092,292)
                                                 ------------   -----------   -----------
     Net cash used in investing                   (26,940,167)  (30,298,512)  (15,089,583)
     activities                                  ------------   ------------   -----------


Effect of Foreign Currency
Translation on Cash                                    69,992      (185,976)       14,762
                                                 ------------   ------------   -----------
Net Increase (Decrease) in Cash and
Cash Equivalents                                     (519,281)      471,970       177,165
Cash and Cash Equivalents,
Beginning of Year                                     678,799       206,829        29,664
                                                 ------------   ------------   -----------

Cash and Cash Equivalents,
End of Year                                      $    159,518  $    678,799   $   206,829
                                                 ============  ============   ===========
Supplemental Disclosure of Cash Flow
Information
 Income taxes paid (refunded)                    $     68,839  $  2,644,700   $   439,081
 Interest paid                                      3,599,679     1,906,915       688,585
                                                 ------------  ------------   -----------

Supplemental Disclosure of Non-Cash
Investing Activities

 Summary of entities acquired:
 Fair value of assets acquired                   $ 28,478,663 $ 27,754,666    $ 21,858,037
 Cash paid                                        (23,495,000) (21,811,753)    (11,475,317)
                                                 ------------ ------------    ------------
 Liabilities assumed                             $  4,983,663 $  5,942,913    $ 10,382,720
                                                 ============ ============    ============

         See notes to consolidated financial statements.

                WPI GROUP, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended September 27, 1998 September 28, 1997 and
September 29, 1996



                              Common Stock        Additional                Foreign Currency
                              $.01 Par Value      Paid-in        Retained   Translation
                              Shares     Amount   Capital        Earnings   Adjustment          Total
                              -----------------   -----------    ---------  ----------------    -----

Balance
 September 24, 1995           5,687,850  $ 56,878  $12,959,646   $4,294,611  $    -               $ 17,311,135

Employee stock purchase plan      4,085        41       25,416        -           -                     25,457
Stock bonus plan                  5,170        52       19,074        -           -                     19,126
Exercise of stock
options and warrants            250,817     2,508      496,468        -           -                    498,976
Income tax benefit from
stock options exercised             -          -       158,000        -           -                    158,000
Foreign currency translation        -          -          -           -         14,762                  14,762
Net income                          -          -          -       2,521,190       -                  2,521,190
                              ---------    -------  ----------   ----------   --------            ------------

Balance
 September 29, 1996           5,947,922  $ 59,479  $13,658,604   $ 6,815,801 $  14,762            $ 20,548,646

Employee stock purchase plan      2,865        29       23,488        -           -                     23,517
Stock bonus plan                  4,525        45       34,186        -           -                     34,231
Exercise of stock options        41,425       414      117,262        -           -                    117,676
Income tax benefit from
stock options exercised             -          -        89,000        -           -                     89,000
Non-employee compensation
stock options                       -          -        70,000        -           -                     70,000
Foreign currency translation        -          -          -           -       (185,976)               (185,976)
Net Income                          -          -          -        1,115,761      -               $  1,115,761
                              ---------  --------- -----------   -----------  ---------            ------------

Balance
 September 28, 1997           5,996,737  $ 59,967  $13,992,540   $ 7,931,562  $(171,214)          $ 21,812,855

Employee stock purchase plan      7,582        76       50,226        -           -                     50,302
Stock bonus plan                  3,135        31       25,744        -           -                     25,775
Exercise of stock options        20,750       208       79,261        -           -                     79,469
Income tax benefit from
stock options exercised             -          -        22,000        -           -                     22,000
Foreign currency translation        -          -          -           -         765,627                765,627
Net income                          -          -          -        2,486,482      -                  2,486,482
                              ---------  --------- -----------   -----------   ---------           ------------
Balance
 September 27, 1998           6,028,204  $ 60,282  $14,169,771   $10,418,044   $594,413           $ 25,242,510

See notes to consolidated financial statements.



                WPI GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF INCOME

For the years ended September 27, 1998, September 28, 1997
and September 29, 1996

                                     1998          1997          1996
                                     ----          ----          ----

Net Sales                            $ 94,895,956  $ 62,483,388  $ 47,498,058
Cost of Sales                          55,511,062    37,551,545    29,580,058
                                     ------------  ------------  ------------
Gross Profit                           39,384,894    24,931,843    17,918,000
                                     ------------  ------------  ------------
Operating Expenses
 Research and new product
 development                            5,132,322     4,005,281     2,939,984
 Selling, general and
 administration                        25,515,716    16,877,096    10,783,030
 Write-off of software
 development costs                      1,312,283         -            -
 Restructuring costs                        -           725,540        -
                                     ------------  ------------  ------------

  Total operating expenses             31,960,321    21,607,917    13,723,014
                                     ------------  ------------  ------------

Operating Income                        7,424,573     3,323,926     4,194,986

Other Income (Expense)
 Interest expense                      (3,564,289)   (2,016,210)     (694,370)
 Foreign currency exchange loss          (246,941)      (60,560)       -
 Other, net                                98,139       723,605       247,574
                                     ------------  -------------  ------------
Income Before Provision for
Income Taxes                            3,711,482     1,970,761     3,748,190
Provision for Income Taxes              1,225,000       855,000     1,227,000
                                     ------------  -------------   -----------

 Net Income                          $  2,486,482  $  1,115,761  $  2,521,190

Earnings Per Share:
 Basic                               $       0.41  $       0.19  $       0.43
 Diluted                             $       0.40  $       0.18  $       0.42
                                     ------------  ------------  ------------

Weighted Average Common Shares          6,015,192     5,972,310     5,805,515

 Effect of Dilutive Options               179,574       190,668       192,333
                                     ------------  ------------  ------------
 Adjusted Weighted Average
 Common Shares                          6,194,766     6,162,978     5,997,848
                                     ============  ============  ============


         See notes to consolidated financial statements.